EXHIBIT 99.3

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2013

January 24, 2014

TABLE OF CONTENTS

Preliminary Information	2
Corporate Structure	3
General Development of the Business	3
Business of the Corporation and Description of Properties	8
Mining Exploration Activities and Properties	8
Strange Lake – B-Zone	8
Other Properties	48
Misery Lake Property, Québec	49
Alterra – Strange Lake Option Property, Newfoundland And Labrador	51
Voisey’s Bay Property, Newfoundland and Labrador	52
Risk Factors	52
Dividend Policy	57
Capital Structure	57

Market for Securities	58
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	59
Directors and Officers	59
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	61
Conflicts of Interest	61
Information on the Audit Committee	61
Legal Proceedings and Regulatory Actions	63
Interests of Management and Others in Material Transactions	63
Transfer Agents and Registrars	64
Material Contracts	64
Interests of Experts	64
Additional Information	65
Schedule A – Charter of the Audit Committee	66

PRELIMINARY INFORMATION

All information contained in this annual information form of Quest Rare Minerals Ltd. (the “Corporation” or “Quest”) is as at January 24, 2014, unless otherwise stated.

Financial Statements

This annual information form should be read in conjunction with the Corporation’s audited financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2013. The audited financial statements and management’s discussion and analysis of the Corporation for the fiscal year ended October 31, 2013 are available under the Corporation’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Currency

All dollar amounts referred to herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

Certain of the information contained in this annual information form may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those described under “General Development of the Business” or “Business of the Corporation and Description of Properties”. In this annual information form, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in this annual information form under the heading “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this annual information form to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

CORPORATE STRUCTURE

Quest was incorporated on June 6, 2007 pursuant to the Canada Business Corporations Act under the name “Quest Uranium Corporation – Corporation Uranium Quest”. On August 30, 2007, the Corporation obtained Articles of Amendment, allowing its Board of Directors to appoint additional directors between meetings of shareholders. On April 21, 2010, the Corporation obtained Articles of Amendment, changing its corporate name to “Quest Rare Minerals Ltd. – Minéraux Rares Quest Ltée”.

The Corporation’s head and registered office is at 1155 University Street, Suite 906, Montreal, Québec H3B 3A7.

The Corporation has one (1) wholly-owned subsidiary; QTM Extraction Ltd. (“QTM”), a corporation incorporated on September 4, 2013 pursuant to the Canada Business Corporations Act. Since its incorporation, QTM has not carried on any activities other than signing an option agreement with La Société du Parc Industriel et Portuaire de Bécancour on November 5, 2013, pursuant to which QTM has an option to purchase a property for the construction of a hydrometallurgical plant.

The Corporation’s shares are listed for trading on NYSE MKT and the Toronto Stock Exchange under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

GENERAL DEVELOPMENT OF THE BUSINESS

Quest is a Canadian-based corporation with the objective of becoming an integrated rare earth mining and processing company. In addition, Quest is focused on the exploration and development of new rare earth element (“REE”) deposit opportunities. It is led by a team with impressive depth of experience in exploration, mining and metallurgical processing. The Corporation is currently advancing projects in two of Canada’s premier exploration areas: the Strange Lake and Misery Lake regions of northeastern Québec, and has announced the plans for a major hydrometallurgical processing facility in Bécancour, Québec.

The Strange Lake Story

On May 8, 2009, the Corporation entered into an agreement with two prospectors, Messrs. Réal Gauthier and Terrence P. O’Connor to acquire a 100% interest in a single block of mining claims in the Strange Lake area of northeastern Québec (the “Strange Lake Property” or the “Strange Lake Project”). The agreement issued the vendors 50,000 common shares of the Corporation. In addition, the vendors hold a 2.0% net smelter return (NSR) on the Strange Lake Property, which the Corporation can purchase in full for $1.5 million.

The Corporation’s 2009 exploration program led to the discovery of a promising new REE deposit, the B-Zone, on the Strange Lake Property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit, using results from drilling completed in the 2009 field season. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate (April 2011). The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011.

In December 2012, the Corporation completed an updated mineral resource estimate on the Strange Lake B-Zone deposit using subsequent exploration and in-fill drilling conducted by the Corporation since 2011. In addition, the Corporation undertook exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

Exploration Strategy

The Corporation’s 2009 exploration program led to the discovery of a major new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. Quest believes Strange Lake has the potential to be one of the world’s largest and highest-grade heavy rare earth (“HREE”) mining projects.

The Strange Lake property comprises a total of 504 claims all located in Québec. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 22,479 hectares. Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional REE showings identified by Quest crews on the property.

Quest’s exploration strategy combines prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production. In support of the Strange Lake development project work, Quest is currently in the process of building a rare earth and rare metal mine development team.

Pre-Feasibility Study

In October 2013, the Corporation announced the results of a comprehensive pre-feasibility study (“PFS”) on its Strange Lake B-Zone project and on the feasibility of a related processing facility in Bécancour, southern Québec. The PFS shows a robust internal rate of return of 25.6% pretax with a net present value of $2.9 billion with a 10% discount rate.

The study is based on a minimum mine life of 30 years and a total project construction capital cost of $2.57 billion. The PFS confirmed the business case for the Strange Lake B-zone deposit as one of the world’s largest and highest-grade HREE mining projects. It also confirmed the potential for the planned processing facility in Bécancour which will be the largest facility of its kind in North America. The planned $1.3 billion facility is expected to employ more than 500 Quebecers during the construction phase and create more than 300 full-time jobs once the plant is up and running. In keeping with its commitment to openness and transparency, the Corporation is establishing a Quest-Bécancour monitoring committee and inviting community leaders as well as representatives from the Bécancour region and local Aboriginal leaders to participate. Construction of the project is scheduled to start in 2016 for expected completion and commissioning in 2017 and delivery of the first product the following year. The Corporation continues to pursue high-value rare earth project opportunities.

Pre-Feasibility Study (PFS) Results

The successful completion of the PFS marks a major milestone for Quest. Basic engineering for the Strange Lake project is under way. This will allow Quest to accelerate current discussions with potential off-take and strategic partners for financial and technical commitments to the integrated Strange Lake project. Contributors to the PFS were Micon International Limited (Micon International), Process Research Ortech Inc., AECOM, Hatch Associates Ltd., Hazen Research Inc., SLR Consulting Ltd. and RPC. The PFS results show positive cash flows and a robust internal rate of return. With projected average annual rare earth oxide (REO) concentrate production of 13,650 metric tonnes (t), Quest believes that it has the potential to become a significant long-term global supplier of HREE. Based on the PFS, 47% of Strange Lake’s annual rare earth oxide production and 56% of its total revenues will be derived from HREE plus yttrium (HREE+Y) concentrate, which would make Quest one of the world’s leading suppliers of HREE+Y.

The PFS makes a strong business case for the construction of a hydrometallurgical plant in southern Québec to process whole ore shipped from Strange Lake and to produce four separated products – a mixed HREE+Y oxide concentrate, high-purity zirconium basic sulfate (ZBS, for further downstream processing), high-purity niobium oxide, and a mixed light rare earth double-sulfate concentrate. A mini-pilot metallurgical plant processing 100 kg per day of ore was commissioned in early 2012 to test certain separation processes. Quest is currently preparing for the construction of a full pilot mill, scheduled to commence operation in 2014. Construction is scheduled to start on the full processing facility in Bécancour, Québec in 2016 with an expected completion and commissioning in 2017 and delivery of the first product the following year.

Strategic Importance of Project

The integrated Strange Lake mining and processing project dovetails with both Canadian federal and Québec provincial industrial strategies. Quest believes that strategic North American industries from defense to automotive (electric cars) to wind turbines will welcome a stable source of rare earth product. Quest offers a major high-technology industrial opportunity for Québec and Canada with the potential for employing many highly-skilled technical and engineering employees. In Quest’s view, the compelling net present value of the Strange Lake project and expected significant amount of product output from Quest’s plant support the required capital investment. Quest believes that the full suite of products, considerable output level and lengthy project mine life will provide key customers with a significant advantage – the stability of North American supply.

Marketing Initiatives and Industry Partnerships

Quest has been working diligently to reduce project risk through marketing and partnership initiatives. On July 9, 2013, Quest announced that it had entered into a non-binding letter of intent with TAM Ceramics Group of NY, LLC (TAM), a leading U.S.-based marketer and manufacturer of zirconia chemical products. The letter of intent specifies that TAM will agree to purchase up to 24,000 t of zirconia annually. Several samples produced in Quest’s mini-pilot plant were tested successfully as precursors for a variety of value-added products by TAM.

Quest has engaged the Helmholtz Institute for Resource Technology (Helmholtz) of Freiberg, Germany and SGS Lakefield Research Ltd. (SGS) of Lakefield, Ontario for peer review of Quest’s metallurgical processes. Helmholtz has performed its peer review of the front-end metallurgical process and has issued a positive report. Helmholtz is currently developing a comprehensive proposal for improvements of the front-end process including ore sorting, flotation and magnetic separation, which is expected to improve project economics. SGS has performed its peer review on the flow sheet and has also issued a positive report. Both Helmholtz and SGS will submit a proposal for evaluation of the beneficiation, acid leach and chemical separation processes at the full pilot plant scale. Quest will work with both groups on a fully-integrated pilot plant expected to run continuously by late-2014. This pilot facility will continue to operate as a demonstration plant following successful ramp-up.

Quest is also in discussions with potential joint venture partners for the development of separation technology for individual HREEs from concentrates. Potential industrial partners include leading experts in the field of rare earth refining and specialty chemical product manufacturing. Quest’s objective is to have a separation plant operational at the same time as the start-up of its materials processing operation.

Potential Efficiency Improvements

Quest has identified numerous efficiency and operational improvements to the base case assumptions presented by the PFS which are intended to reduce project capital and operating costs, impact product yields and lessen product supply risks. These improvements will be evaluated during the definitive feasibility study work to be initiated in early 2014.

Quest is actively pursuing strategies which will lead to improved operating efficiency. These include: improvements to the current process flow sheet, restructuring the business model into multiple, integrated operating entities, on-site ore beneficiation to reduce product shipping volumes and costs, and the development of an aboriginal-owned operating company to assume control of all ground and marine logistics for the project.

Strategic Business Plans

The PFS assumes that Quest will execute and operate all aspects of the Strange Lake project within a single corporation. However, Quest recognizes that there may be certain financial advantages to structuring the project in separate corporate entities, including a mining company, a transport and logistics company, a materials-processing company and a separation and refining company. They can either be wholly-owned subsidiaries of Quest or offered as joint ventures with industrial partners. There are a number of potential advantages to such arrangements, including the opportunity to partner with specialized processing or transportation and logistics providers. For example, in the case of transport and logistics, Quest may be required to fund only 30% of the capital in a transport and logistics company, a potential estimated saving of $220 million. This type of corporate structure would significantly improve project IRR and provide greater project planning flexibility.

1.	Mine Site Beneficiation

The PFS provides that the ore will be crushed at the mine site, transported by truck to the Labrador port site, and then by ship to southern Québec (Bécancour). One option being evaluated by Quest involves grinding and mineral concentration at the mine site, resulting in less material being transported, with downstream cost savings. This option would involve higher power costs, capital and operating costs at the concentration level, and yield losses through the process. However, any revenue loss from the drop in yield would be positively offset by processing and shipping less material from the substantial ore stockpiles generated at the mine site.

2.	Process Improvements

Quest has identified a number of process improvements which have not been incorporated into the PFS but will be part of Quest’s upcoming FS. These improvements include the production of an HREE+Y chloride concentrate instead of an oxide concentrate. This step is expected to reduce the operating costs for production of HREE+Y, while producing a concentrate which is an improved feedstock when compared to individual separation processes. Production of a niobium concentrate instead of a high-purity niobium pentoxide is being evaluated. There is potential to improve the initial niobium concentrate quality, to render it suitable as feedstock for ferroniobium production, and remove the requirement to refine the concentrate in a separate solvent extraction circuit. Producing a concentrate would allow Quest to lower both capital and operating costs and improve overall returns for the Strange Lake project.

3.	Evaluation of the Impacts of a Reduction in Operating Capacity

Quest is currently evaluating the impact of reducing the start-up mine production rate for the Strange Lake operation on the financial model presented by the PFS. This review considers applying a phased development model to reduce initial project capital requirements, lower operating costs and reduces capital risk. A reduced start-up production rate would optimally serve the rare earth consumption rates and avoid the potential of supply shock to rare earth markets. The operating capacity would be adjusted to meet improvements to projected REE supply/demand fundamentals.

Three-Year History

2011

Effective January 3, 2011, Mark Schneiderman was appointed Chief Financial Officer of the Corporation, in replacement of Ronny Kay. Mr. Kay had been Chief Financial Officer of the Corporation since its incorporation on June 6, 2007.

On January 6, 2011, John Panneton was appointed to the Board of Directors of the Corporation. On March 2, 2011, Mr. Panneton was appointed to the Audit Committee of the Board of Directors, following the resignation of Peter J. Cashin as a member of the Audit Committee.

On April 21, 2011, the Corporation announced that its Board of Directors had approved funding for a pre-feasibility study of the Corporation’s Strange Lake B-Zone REE deposit, and that the Corporation’s management had completed the selection of its technical team for the preparation of the pre-feasibility study.

On May 23, 2011, the Corporation’s common shares commenced trading on NYSE Amex (now NYSE MKT) under the symbol “QRM”.

On May 26, 2011, the Corporation filed on SEDAR a technical report, prepared in conformity with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), containing a resource model update with respect to the Strange Lake B-Zone. The revised resource estimate contained in the technical report was originally disclosed in a press release issued by the Corporation on April 11, 2011.

On October 4, 2011, George Potter was appointed to the Board of Directors of the Corporation. Subsequent to year end, on December 7, 2011, Mr. Potter was appointed to the Audit Committee and to the Compensation and Corporate Governance Committee of the Board of Directors. At the same time, Ronny Kay was appointed to the Nominating Committee of the Board of Directors.

2012

On March 1, 2012, the common shares of the Corporation commenced trading on the Toronto Stock Exchange, under the symbol “QRM”. Prior thereto, the common shares of the Corporation had traded on the TSX Venture Exchange.

On May 15, 2012, the Board of Directors appointed Colin Lindsay as Vice-President, Operations of the Corporation.

On October 31, 2012, the Corporation announced a revised NI 43-101 compliant indicated and inferred resource estimate for the Strange Lake B-Zone rare earth element deposit. The estimate was prepared by Micon International Limited and has an effective date of August 31, 2012. On December 17, 2012, the Corporation filed the report, entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Québec, Canada, Updated Mineral Resource Estimate”, on SEDAR.

In recognition of the importance that the resource estimate has on the potential economic outcome of the Strange Lake project, the Corporation also announced on October 31, 2012 that it had hired Mr. Gunter Thase, a 41-year veteran in the international marketing of specialty metals and industrial minerals, as the Corporation’s Manager, Metals & Marketing.

On December 7, 2012, the Board of Directors appointed George Potter (chairman), Ronny Kay, John Panneton and Michael Pesner to the Technical Committee of the Board of Directors.

2013

On February 13, 2013, the Board of Directors appointed Anil Singh as Vice-President, Investor & Corporate Affairs of the Corporation.

On May 28, 2013, the Board of Directors appointed Dirk Naumann as Vice-President, Development of the Corporation. Mr. Naumann has 30 years of experiences in designing new products and processes, and managing numerous capital projects from inception through engineering and construction to successful market launch. He will manage all of Strange Lake Project activities, including the delivery of the pre-feasibility and definitive feasibility studies, and negotiation of strategic partnerships and product off-take agreements. Mr. Naumann’s extensive experience will greatly enhance Quest’s capacity to move our Strange Lake rare-earth project forward towards viable production.

On July 9, 2013, the Corporation entered into a non-binding Letter of Intent (“LOI”) with TAM Ceramics Group of NY, LLC (“TAM”), a leading U.S.-based marketer and manufacturer of zirconia chemical products. The LOI specifies that TAM will agree to purchase from the Corporation up to 24,000 tonnes of zirconia annually which the Corporation expects to mine from its Strange Lake Project, and that the Corporation will deal exclusively with TAM for the sale of this quantity of product. This constitutes 100% of the Corporation’s anticipated annual zirconia production from the Strange Lake Project. The purchase and sale of zirconia contemplated by the LOI is subject to the execution of a definitive agreement between the Corporation and TAM.

The parties agreed to negotiate a definitive agreement with a view to executing it as soon as possible but in any event no later than December 31, 2014. The LOI provided that the definitive agreement will have an initial term of five years, with five possible renewal terms of five years each, for a total potential contract term of 30 years, covering the anticipated minimum 30-year production life for the Strange Lake deposit.

On July 25, 2013, the Corporation completed a private placement by issuing 4,065,360 “flow-through” shares at a price of $0.55 per share, for gross proceeds to Quest of $2,235,948, and 1,012,000 “hard-dollar” units at a price of $0.50 per unit, for gross proceeds to Quest of $506,000. The total gross proceeds from the private placement are $2,741,948. Each of the “hard-dollar” units is comprised of one common share and one-half of a common share purchase warrant. Each of the full warrants entitles its holder to acquire one additional common share of the Corporation at a price of $0.80 until January 25, 2015, 18 months from the closing date of the private placement. If at any time prior to the expiry date of the warrants, the volume weighted average price of the Corporation’s common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, the Corporation may reduce the period during which the warrants may be exercised, such that the warrants will expire on the date which is 30 days after the date on which the Corporation sends a notice to warrant holders. In connection with the private placement, the Corporation granted compensation options to Jones, Gable and Company Limited and other selling agents, entitling them to acquire a maximum of 203,094 common shares at a price of $0.50 per share until January 25, 2015, 18 months from the closing date of the private placement.

On September 11, 2013, the Corporation entered into a loan facility with Investissement Québec (the “Loan Facility”) pursuant to which the Corporation can borrow up to $4,340,000, representing a proportion of the estimated 2012 Québec Resource Tax Credits (“QRTC”) of certain eligible exploration expenditures incurred in Québec. The Loan Facility is available for draw down, at the Corporation’s discretion, in a maximum of four tranches and any amounts drawn must be repaid on the earlier of (a) April 30, 2014 or (b) upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% (October 31, 2013 – 8.5%). The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at October 31, 2013, a deed of hypothec in the amount of $4,340,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec in the Corporation’s present and future tax credits. If, as at March 11, 2014, any amount of the Loan Facility remains undrawn, the Corporation can elect to pay an indemnity to Investissement Québec amounting to an annual interest rate of 1.5% of any undrawn balance, payable monthly, to maintain the undrawn facility until the earlier of (a) April 30, 2014 or (b) upon collection of the 2012 QRTC. As at October 31, 2013 and January 21, 2014, no amounts have been drawn down pursuant to the Loan Facility. The Loan Facility contains certain financial and non-financial covenants which were met as at October 31, 2013.

On October 23, 2013, the Corporation announced the results of a comprehensive pre-feasibility study (“PFS”) on its Strange Lake B-Zone project. Major contributors were Micon International Limited, Process Research Ortech Inc., AECOM, Hatch Associates Ltd., Hazen Research Inc., SLR Consulting Ltd. and RPC. The PFS shows a robust internal rate of return of 25.6% pretax with a net present value of $2.9 billion with a 10% discount rate. The study is based on a minimum mine life of 30 years and a total project construction capital cost of $2.57 billion. The project aims to produce four separated products: a mixed HREE+Y oxide concentrate, high-purity zirconium basic sulfate (ZBS, for further downstream processing), high-purity niobium oxide, and a mixed light rare earth double-sulfate concentrate. Construction of the project is scheduled to start in 2016 for expected completion and commissioning in 2017 and delivery of the first product the following year.

On November 5, 2013, the Corporation announced that its $1.3 billion processing facility will be located in Bécancour Industrial Park, Québec. It will be the largest facility of its kind in North America and is expected to employ more than 500 Quebecers during the construction phase and create more than 300 full-time jobs once the plant is up and running. In keeping with its commitment to openness and transparency, the Corporation is establishing a Quest-Bécancour monitoring committee and inviting community leaders as well as representatives from the Bécancour region and local Aboriginal leaders to participate.

On December 6, 2013, the Corporation filed the report, entitled “NI 43-101 Technical Report on the Pre-Feasibility Study for the Strange Lake Property Quebec, Canada”, on SEDAR and EDGAR.

BUSINESS OF THE CORPORATION AND DESCRIPTION OF PROPERTIES

Mining Exploration Activities and Properties

Between 2007 and 2009, the Corporation focused its exploration activities mainly on the George River Property in northeastern Québec. In 2009, after the discovery of significant quantities of REE mineralization on the Strange Lake Property, Quest’s activities refocused on the identification and discovery of new world-class rare earth and uranium deposit opportunities.

As at October 31, 2013, the properties of the Corporation were as follows:

Strange Lake

Misery Lake

Alterra Strange Lake

Voisey’s Bay

Strange Lake – B-Zone

The following text in this section “Strange Lake – B-Zone” has been taken from a technical report dated December 6, 2013 with an effective date of October 23, 2013 entitled “NI 43-101 Technical Report on the Pre-Feasibility Study for the Strange Lake Property, Quebec, Canada” (the “Technical Report”). The Technical Report was prepared in accordance with NI 43-101 by Richard Gowans, P.Eng., William J Lewis, B.Sc. P.Geo. and Jane Spooner, P. Geo of Micon International Limited, Ian Hutchison, Ph.D., P. Eng. of SLR International Corporation, Sam Shoemaker, Jr., B.Sc., RegMemSME of Barr Engineering Company and by Rimant (Ray) V. Zalnieriunas of R.V. Zalnieriunas Consulting. Richard Gowans, William J. Lewis, Jane Spooner, Ian Hutchison, Sam Shoemaker and Rimant (Ray) V. Zalnieriunas are the qualified persons responsible for the Technical Report and they are all independent from the Corporation within the meaning of NI 43-101. The Technical Report is available under the Corporation’s profile on SEDAR at www.sedar.com. For purposes of disclosure regarding the Strange Lake Property required under section 5.4 of Form 51-102F2 Annual Information Form, the Technical Report is incorporated by reference in this annual information form.

Micon International Limited (“Micon”) has been retained by Quest to compile the Technical Report under NI 43-101 which discloses the results of the pre-feasibility study (PFS) on Quest’s Strange Lake Project (the “Project”).

The results of the PFS were summarized in a press release dated 23 October, 2013. The project is based on the mining of a rare earth element (REE)-rich deposit at Strange Lake in northern Québec and processing ore at a facility at Bécancour in southern Québec. Processing will recover a concentrate containing heavy rare earth elements (HREE) and yttrium, zirconium in zirconium basic sulphate (ZBS), niobium pentoxide (Nb2O 5) and a mixed light rare earth element (LREE) double sulphate concentrate.

Mr. Lewis conducted site visits between March 26 and 29, 2012. Mr. Lewis was accompanied on the site visits by a number of Quest’s employees. Mr. Zalnieriunas conducted site visits during the periods of July 3 to 6, 2011, August 14 to 25, 2011, and March 27 and 28, 2012. Mr. Zalnieriunas also visited the commercial sample preparation laboratory at Goose Bay, Newfoundland, during the period of December 2011 to January 2012. Mr. Hutchison visited the Bécancour site on March 22, 2013.

1.1.1	Rare Earth Elements

The rare earth elements (REE), a group of metals also known as the lanthanides, comprise the 15 elements in the periodic table with atomic numbers 57 to 71. Yttrium, atomic number 39, is often included with the lanthanides since it has similar chemical and physical characteristics often occurs with them in nature.

The 15 lanthanide elements are divided into two groups. The ‘light’ elements (LREE) are those with atomic numbers 57 through 62 (lanthanum to samarium) and the ‘heavy’ elements (HREE) from 63 to 71 (europium to lutetium). The term ‘middle rare earths’ comprises those with atomic numbers 62 through 64 (samarium, europium and gadolinium, also referred to as SEG). Generally, the light rare earth elements are more common and more easily extracted than the so-called ‘heavies’. In spite of its low atomic weight, yttrium has properties more similar to the heavy lanthanides and is included within this group. Promethium, atomic number 61, does not occur in nature. The rare earth element content of ores and products is generally expressed in terms of the oxide equivalent, or REO.

1.2	LOCATION AND PROPERTY DESCRIPTION

The Project is divided between two regional areas, these are:

1.	Northern Project Area, comprising:

•	The mine site at Strange Lake, Québec.

•	The port site at Edward’s Cove, Newfoundland and Labrador.

•	The access road of about 170 km between the above sites.

2.	Southern Project Area, situated at Bécancour Industrial Park, Québec comprising:

•	The Bécancour process plant site.

•	The process plant residue storage facility (RSF).

See Figure 1.1 for locations of project facilities.

Figure 1.1

Strange Lake Project, Location of Mine Site, Port and Processing Facilities

1.2.1	Northern Project Area

The Strange Lake Property is situated on the provincial border between the Canadian provinces of Québec (QC) and Newfoundland and Labrador (NL). The Project is located on the southeast edge of Lac Brisson, approximately 235 km northeast of Schefferville, QC, approximately 150 km west of Nain, NL and 125 km west of the Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale. Administration for the region is covered by the Administrative Region of Nord-du-Québec and the Kativik Regional Government.

The Strange Lake Property is covered by Canadian National Topographic System (NTS) map sheets 24A08, 14D05, and 14D01. The latitude and longitude for the Property are approximately 56°21’N and 64°12’W, respectively.

1.2.2	Southern Project Area

The southern project area encompasses the proposed sites for the mill, processing plant and residue storage facilities (RSF) for the disposal of processing residue, located in the City of Bécancour, Québec. The facilities will be located in the Bécancour Waterfront Industrial Park, on the south shore of the St. Lawrence River, approximately 12 km southeast of Trois-Rivières and approximately 140 km northeast of Montreal. The site is located at 46°22’N, 72°17’W.

1.3	MINERAL CLAIMS, OWNERSHIP AND PERMITS

The Strange Lake Property is comprised of the 534 individual mineral claims covering a total area of approximately 23,230 ha. A total of 404 of these claims are in Québec and 30 are located in Newfoundland and Labrador. Quest has been letting claims on the peripheral edges of the property expire as they are not material to the integrity of the property.

The mineral claims in Québec cover the B Zone and a portion of the Main Zone rare earth element (REE) deposits. The mineral claims in Newfoundland and Labrador cover an area immediately south of the Main Zone REE deposit, historically referred to as the A Zone by Iron Ore Mining Company of Canada (IOCC). Quest has informed Micon that all of the claims are current and there are no outstanding issues.

The mineral claims comprising the Strange Lake Project area around the B-Zone deposit are 100% owned by Quest. Quest has informed Micon that all of the mineral claims are free of NSR and other encumbrances except one claim CDC2123065 which has a 2% NSR. Claim CDC2123065 is located at approximately 1.2 km east of the B Zone deposit.

Quest has informed Micon that it has obtained all permits required to conduct exploration activities on the property.

1.4	HISTORY AND GEOLOGICAL SETTING

The Strange Lake Project lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Québec and Labrador. The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex which has intruded along the contact between older gneisses and monzonites of the Churchill Province of the Canadian Shield.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplites and, to a lesser degree, within the host granites, particularly in intra-pegmatitic granites.

The Strange Lake Property has been covered by national and provincial government surveys between 1967 and 2009. In 1980, in partnership with the Geological Survey of Canada (GSC), the Newfoundland and Labrador Department of Mines and Energy, Mineral Development Division released a detailed lake sediment, water and radiometric survey. This survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it led directly to the Iron Ore Company of Canada (IOCC) discovery of the Strange Lake Alkali Complex (SLAC) and associated REE and high field strength elements (HFSE) mineralization. Subsequent drilling up to 1984 culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOCC named the A Zone (renamed Main Zone by Quest).

Analytical data of ZrO2 and Y2O3 obtained by IOCC from diamond drilling and bedrock mapping were used in the calculation of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOCC.

Between 1980 and 2006, a succession of companies other than IOCC worked in the area or on the property encompassed by the current Strange Lake Property boundaries. In 2006, Freewest Resources Canada Inc. (Freewest) staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration. In late 2007, Freewest transferred its George River Project claims to Quest. The Property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

In April 2010 Wardrop, a Tetra Tech Company, published a mineral resource estimate on the Strange Lake B Zone deposit in a NI 43-101 Technical Report. Wardrop also completed a Preliminary Economic Assessment (PEA) on the Project in September, 2010 and updated the mineral resource estimate in May, 2011.

The most recent and current mineral resource estimate with an effective date of August, 2012 on the Strange Lake B zone deposit was published by Micon in December, 2012.

14.6.5	Mineral Resource Estimation

Mineral resources were estimated in accordance with the definitions contained in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on 27 November, 2010.

The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. Although an NSR was used to generate the pit optimization the NSR was converted to an equivalent cut-off grade to be able to compare with the previous estimates. An economic cut-off base case grade of 0.5% TREO was considered appropriate for reporting the mineral resources. A specific gravity of 2.74 g/cm3 was used for reporting the Enriched Zone domain and 2.72 g/cm3 for the Granite domain.

Indicated Mineral Resources are estimated at 278.13 Mt at 0.93% TREO. Inferred Mineral Resources are estimated at 214.35 Mt at 0.85% TREO. The resource estimates are summarized in Table 14.8 through Table 14.11.

The effective date of the mineral resource estimate is August 31, 2012 and it was disclosed in a Technical Report dated December 14, 2012.

It is Micon’s opinion that there is no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist that would adversely affect the mineral resources presented above. However, the mineral resources presented herein are not mineral reserves as they have not been subject to adequate economic studies to demonstrate their economic viability.

Table 14.8

B Zone Resources Estimated by Micon as of August 31, 2012

Domain	Tonnes (x1000t)	LREO (%)	HREO + Y (%)	TREO (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	0.50	2.59	0.06	0.34
Granite	258,108	0.55	0.33	0.89	0.38	1.87	0.05	0.16

Total	278,128	0.57	0.36	0.93	0.39	1.92	0.05	0.18

INFERRED
Granite	214,351	0.55	0.30	0.85	0.35	1.71	0.04	0.14

1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category

The following should be noted:

1.	Total Rare Earth Oxides (TREO+Y) include: La2O3 , CeO2, Pr6O11, Nd2O3 , Sm2O3, Eu2O3, Gd2O3 , Tb4O7, Dy2O3, Ho2O3 , Er2O3, Tm2O3, Yb2O3 , Lu2O3 and Y2O3.

2.	Heavy Rare Earth Oxides (HREO+Y) include: Eu2O3 , Gd2O3, Tb4O7, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3 .

3.	Light Rare Earth Oxides (LREO) include: La2O3 , CeO2, Pr6O11, Nd2O3 and Sm2O3.

4.	The effective date of the resource estimate is August 31, 2012.

5.	The resource estimate is based on drill-core assays from Quest’s 2009 to 2011 assay database.

6.	Micon considers a cut-off grade of 0.50% TREO+Y to be reasonable based on a Whittle pit optimization and a minimum marginal economic value of $250 NSR based upon processing and G&A cost estimates for the current block model.

7.	Average specific gravity is 2.72 g/cm3 for the Granite Domain and 2.74 g/cm3 for the Enriched Zone.

8.	The resource estimate has been classified as an Indicated and Inferred Resource on the basis of data density applying the following criteria:

•

Indicated classification was assigned to all resource blocks in the model occurring within the optimized pit shell which fall in areas with a drill spacing of at least 50 m by 50 m and was estimated using at least 16 samples from a minimum of four drill holes.

•	All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated a grade greater than zero were assigned to the Inferred class.

9.	The resource estimate takes into account the following:

•	A database of 256 drill holes, totalling approximately 37,434 m of diamond drilling, using 22,565 samples.

•	Assay values in the database below the detection limit were assigned a value of half the detection limit.

•	Samples were composited to a 2 m length.

•	A lithology table was provided with codes for each major rock type observed in the deposit, primarily identified as pegmatite and subsolvus granite.

•

A cross-sectional interpretation of the pegmatite lithology was provided by Quest and was used by Micon to model the wider pegmatite spine and dome structure with some mixing of the interlayered lithologies allowed in order to maintain continuity of the domain along strike and to allow for a wireframe construction of the Enriched Zone to be completed.

•

The minimum modeled length of the high-grade intervals for the Enriched Zone width was 5 m using a combination of pegmatite lithology indicators and an NSR value with a maximum acceptable internal dilution of 3 m provided the total composite grade remained above a cut-off. An NSR cut-off for the “Enriched Zone” of $725/t was ultimately used as it formed intervals which could be connected between sections and maintained the descriptive statistical properties of the pegmatite.

•

Grade capping was applied. In the case of the Enriched Zone, the methodology employed for establishing the outlier limit was to sort the sample populations from smallest to largest and cap to the value where there is a large increment in grade as the population breaks apart. In the granites the outlier limit was set at the 99th percentile value. This set a lower capping value than in the Enriched Zone so that the isolated high-grade pegmatite samples within the domain did not result in local grade overestimation or grade smearing.

•

Block model utilized regularly-shaped blocks measuring (X) 10 m by (Y) 10 m by (Z) 5 m which are rotated at 030º. The block model was limited below a topographic surface created using 1 m contours. Overburden lithology was not included in the block model and was excluded using a digital surface model.

•

Inverse Distance modeling was used as the method for grade interpolation in the B-Zone block model as it allows simple variation in the power to account for the different statistical properties shown by the different elements. In the REE oxides which show a high nugget effect the grade interpolation was performed using Inverse Distance squared (ID2). This spreads the estimation weight across the informing composite samples so that the estimation is smoothed, as dictated by a high nugget. In the oxides with lower nugget effect Inverse Distance cubed (ID3) was used which assigns more of the estimation weight to the closer informing composite samples. Discretization to 2-m cells was applied to the grade interpolations to account for the volume variance effect.

•	The resource estimate assumes 100% recovery.

Table 14.9

B Zone Resources in the Enriched Zone Domain by TREO Cut-off Grade

TREO Cut-off (%)	Tonnes (x1000t)	LREO (%)	HREO + Y (%)	TREO (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)	Be (ppm)	Th (ppm)	U (ppm)
INDICATED
2.00	1,544	1.06	1.23	2.29	54	2.49	0.05	0.46	937	993	146
1.75	3,273	0.97	1.09	2.06	53	2.55	0.06	0.44	836	840	133
1.50	6,690	0.88	0.95	1.83	52	2.60	0.06	0.41	744	719	120
1.25	13,111	0.79	0.82	1.60	51	2.62	0.06	0.37	652	622	107
1.00	19,144	0.73	0.73	1.46	50	2.60	0.06	0.35	586	568	99
0.90	19,880	0.72	0.72	1.44	50	2.59	0.06	0.35	576	560	98
0.80	20,010	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.70	20,018	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.60	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.50	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97

Table 14.10

B Zone Resources in the Granite Domain by TREO Cut-off Grade

TREO Cut-off (%)	Tonnes (x1000t)	LREO (%)	HREO+ Y (%)	TREO (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)	Be (ppm)	Th (ppm)	U (ppm)
INDICATED
2.00	29	1.11	1.11	2.22	50	1.81	0.04	0.31	915	753	94
1.75	79	1.03	0.96	1.99	48	1.86	0.04	0.32	722	677	91
1.50	396	0.87	0.80	1.67	48	2.05	0.05	0.31	531	614	89
1.25	2,005	0.77	0.64	1.40	45	2.09	0.05	0.27	472	499	79
1.00	24,680	0.65	0.44	1.09	41	1.99	0.05	0.21	333	356	62
0.90	96,968	0.60	0.38	0.98	38	1.91	0.05	0.18	273	304	55
0.80	225,374	0.57	0.34	0.91	38	1.88	0.05	0.17	240	274	51
0.70	256,151	0.56	0.33	0.89	38	1.87	0.05	0.16	234	269	51
0.60	257,968	0.55	0.33	0.89	38	1.87	0.05	0.16	234	268	51
0.50	258,108	0.55	0.33	0.89	38	1.87	0.05	0.16	234	268	51
INFERRED
2.00	—	—	—	—	—	—	—	—	—	—	—
1.75	—	—	—	—	—	—	—	—	—	—	—
1.50%	56	0.74	0.82	1.56	52	1.66	0.04	0.21	280	635	79
1.25%	500	0.75	0.61	1.36	45	1.77	0.04	0.20	304	453	67
1.00%	10,025	0.65	0.43	1.07	40	2.02	0.05	0.20	269	348	62
0.90%	41,468	0.60	0.37	0.97	38	1.93	0.05	0.18	230	305	55
0.80%	156,611	0.57	0.31	0.88	35	1.74	0.04	0.15	193	241	46
0.70%	212,266	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44
0.60%	214,348	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44
0.50%	214,351	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44

Table 14.11

Zone REO Resources by TREO Cut-off Grade

TREO Cut-off (%)	Tonnes (x1000t)	La2O3 (%)	CeO2 (%)	Pr6O11 (%)	Nd2O3 (%)	Sm2O3 (%)	Eu2O3 (%)	Gd2O3 (%)	Tb4O7 (%)	Dy2O3 (%)	Ho2O3 (%)	Er2O3 (%)	Tm2O3 (%)	Yb2O3 (%)	Lu2O3 (%)	Y2O3 (%)
Enriched Zone INDICATED
2.00%	1,544	0.22	0.53	0.058	0.20	0.058	0.004	0.064	0.016	0.114	0.026	0.082	0.013	0.078	0.011	0.82
1.75%	3,273	0.20	0.49	0.053	0.18	0.052	0.003	0.057	0.014	0.101	0.023	0.073	0.012	0.071	0.010	0.72
1.50%	6,690	0.18	0.44	0.048	0.17	0.046	0.003	0.050	0.012	0.088	0.020	0.065	0.010	0.064	0.009	0.63
1.25%	13,111	0.16	0.39	0.043	0.15	0.041	0.002	0.043	0.011	0.075	0.017	0.056	0.009	0.057	0.008	0.54
1.00%	19,144	0.15	0.36	0.040	0.14	0.037	0.002	0.039	0.010	0.067	0.016	0.050	0.008	0.052	0.008	0.48
0.90%	19,880	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.80%	20,010	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.70%	20,018	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.60%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.50%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
Granite Domain INDICATED
2.00%	29	0.22	0.54	0.062	0.22	0.060	0.004	0.064	0.016	0.107	0.024	0.074	0.012	0.065	0.009	0.74
1.75%	79	0.21	0.51	0.057	0.20	0.054	0.003	0.057	0.014	0.092	0.021	0.064	0.010	0.057	0.008	0.63
1.50%	396	0.18	0.43	0.048	0.17	0.045	0.003	0.047	0.012	0.077	0.017	0.054	0.008	0.050	0.007	0.53
1.25%	2,005	0.16	0.38	0.042	0.15	0.037	0.002	0.038	0.009	0.060	0.014	0.043	0.007	0.041	0.006	0.42
1.00%	24,680	0.14	0.32	0.035	0.12	0.029	0.002	0.029	0.006	0.042	0.009	0.029	0.005	0.030	0.004	0.29
0.90%	96,968	0.13	0.29	0.033	0.11	0.026	0.001	0.025	0.005	0.036	0.008	0.025	0.004	0.025	0.004	0.24
0.80%	225,374	0.13	0.28	0.031	0.11	0.025	0.001	0.023	0.005	0.032	0.007	0.022	0.004	0.023	0.003	0.22
0.70%	256,151	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.60%	257,968	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.50%	258,108	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
Granite Domain INFERRED
2.00%	56	0.16	0.36	0.040	0.14	0.040	0.002	0.046	0.012	0.077	0.018	0.053	0.009	0.049	0.006	0.55
1.75%	500	0.16	0.36	0.041	0.15	0.036	0.002	0.037	0.009	0.058	0.013	0.040	0.006	0.039	0.005	0.40
1.50%	10,025	0.14	0.32	0.035	0.12	0.029	0.002	0.028	0.006	0.040	0.009	0.028	0.005	0.029	0.004	0.27
1.25%	41,468	0.13	0.29	0.032	0.11	0.026	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.24
1.00%	156,611	0.13	0.28	0.030	0.11	0.024	0.001	0.022	0.005	0.029	0.006	0.020	0.003	0.020	0.003	0.20
0.90%	212,266	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.80%	214,348	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.70%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.60%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.50%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	1.19

15.0	MINERAL RESERVE ESTIMATES

The mineral reserves for the Strange Lake Project, as of 14 October, 2013, are summarized in Table 15.1. The mineral reserves only include indicated mineral resources (there are no measured mineral resources at Strange Lake) that are mined and shipped for processing during the 30-y operating period. Any above cut-off resource material remaining on the property (in stockpiles or in-situ) is not considered in the stated mineral reserves.

Table 15.1

Strange Lake Estimated Mineral Reserves (as of 14 October 2013)

Item	Proven	Probable	Proven plus Probable
Mt	0	43.199	43.199
NSR ($/t)	0.00	746.48	746.48
TREO (%)	0.0000	1.1622	1.1622
HREO (%)	0.0000	0.5314	0.5314
LREO (%)	0.0000	0.6308	0.6308
Nb2O5 (%)	0.0000	0.2581	0.2581
ZrO2 (%)	0.0000	2.3088	2.3088
CeO2 (%)	0.0000	0.3120	0.3120
Dy2O3 (%)	0.0000	0.0497	0.0497
Er2O3 (%)	0.0000	0.0359	0.0359
Eu2O3 (%)	0.0000	0.0018	0.0018
Gd2O3 (%)	0.0000	0.0311	0.0311
HfO2 (%)	0.0000	0.0544	0.0544
Ho2O3 (%)	0.0000	0.0113	0.0113
La2O3 (%)	0.0000	0.1347	0.1347
Lu2O3 (%)	0.0000	0.0054	0.0054
Nd2O3 (%)	0.0000	0.1195	0.1195
Pr6O11 (%)	0.0000	0.0342	0.0342
Sm2O3 (%)	0.0000	0.0304	0.0304
Tb4O7 (%)	0.0000	0.0072	0.0072
Tm2O3 (%)	0.0000	0.0058	0.0058
Y2O3 (%)	0.0000	0.3462	0.3462
Yb2O3 (%)	0.0000	0.0369	0.0369

1.	Numbers are rounded to reflect the precision of the estimate.
2.	The mineral reserves were estimated using a minimum NSR value of $286.29/t cut-off.
3.	Micon is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant factors that will materially affect the validity of this mineral reserve estimate.
4.	CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (1) define a ‘Proven Mineral Reserve[s] as “the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study”, and define a ‘Probable Mineral Reserve’ as the “the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.”
5.	These estimated ore reserves have an effective date of 14 October, 2013.

The mineral reserves presented in Table 15.1 were estimated by Sam J. Shoemaker, Jr., Registered Member-SME. Mr. Shoemaker is a QP as defined in NI 43-101 and is independent of Quest.

The mine plan developed in this report is based on Measured and Indicated Resources only. The ultimate pit limit is based on the results of a Lerchs-Grossmann (LG) optimization completed by Micon. No inferred resource blocks were considered as potential revenue-generating blocks in the optimization.

A fixed economic cut-off was applied on a block-by-block basis to select blocks for potential processing. Blocks that were measured or indicated, with a NSR value greater than $600.00/t were ultimately shipped to the crusher and then shipped for remote processing. A small tonnage of low-grade material (NSR values from $286.29/t to $600.00/t) was also shipped to the crusher to maintain annual processing requirements while avoiding excessively high material movements.

1.7	MINING METHODS

A conventional open pit mining operation is proposed for the extraction of ore from the B Zone rare earth element mineral deposit for the Strange Lake Project.

Mining will be undertaken by Quest using its own equipment and workforce. Specialized contractors will be used for the initial site clearing and initial haul road construction in preparation for the mining equipment fleet. Explosives, blasting agents, fuel and other consumables will be sourced from established suppliers.

The Strange Lake Project resources are contained in a single deposit. The open pit and internal phases were designed using MineSight® software, preliminary geotechnical designs, recommended standards for road widths and minimum mining widths based on efficient operation for the size of mining equipment chosen for the project.

The ultimate pit limit for the Strange Lake deposit was selected based on Lerchs-Grossmann (LG) open pit optimizations using MineSight® and Whittle™ software. The pit will be developed using eight distinct phases designed to approximate an optimal extraction sequence. The phase designs are based on slope design parameters and benching configurations provided by AMEC. A mine production schedule was prepared by Micon using Maptek’s Chronos scheduling software.

Pit designs were constrained by a 120-m offset from Lac Brisson which lies to the northwest.

Over the 30-y mine life, an estimated 11.5 Mt of overburden will be removed from the pit area. Total waste rock placed in the waste stockpile is estimated to be 67.6 Mt. Total low-grade material not shipped for processing and placed in the low-grade stockpile is estimated to be 142.2 Mt. By the end of the 30-y mine life, the mid-grade stockpile has been reclaimed and shipped for processing.

In order to avoid the worst winter weather, the mine will be operated on a nine-month (270-day) basis. During this time period, the mine will operate two 12 h shifts, 7 d/w.

1.8	METALLURGICAL TESTWORK AND RECOVERY METHODS

Development testwork that was used to define the prefeasibility flowsheet was undertaken at Hazen Research Inc. (Hazen), Golden, Colorado and Process Research Ortech Inc. (Ortech), Mississauga, Ontario. These testwork programs used representative mineralized samples from the Strange Lake B Zone deposit.

The PFS flowsheet comprises crushing and grinding followed by acid thermal processing (acid bake) and water leach to extract the payable metals into solution. The solution will be partially evaporated to reduce the flow to the hydrometallurgical processing plant and produce a light rare earth concentrate. The hydrometallurgical process comprises zirconium solvent extraction, niobium precipitation and solvent extraction, thorium solvent extraction and HREE+Y solvent extraction circuits.

The Strange Lake processing facility will be located at Bécancour, Southern Québec and is designed to produce ZBS, niobium pentoxide (Nb2O5), a light rare earth element (LREE) concentrate and a heavy rare earth element (HREE) concentrate which also contains yttrium.

The average design process plant throughput is 4,000 t/d. or 1,460,000 t/y of ore.

The average metal recoveries estimated from the metallurgical testwork and used in the PFS economic model are presented in Table 1.1.

Table 1.1

Average Project Metal Recoveries for Production Years 1 to 12

Element	Leach Extraction (%)	Hydrometallurgical Plant Recovery (%)	Total Recovery (%)
Zr	72.7	98.3	71.5
Nb	93.6	93.4	87.5
La	93.2	74.6	69.6
Ce	94.2	90.9	85.6
Pr	94.8	97.8	92.8
Nd	93.9	88.8	83.4
Sm	91.5	48.7	44.6
Eu	89.3	57.3	51.1
Gd	90.2	89.6	80.8
Tb	87.3	82.7	72.2
Dy	85.2	98.7	84.1
Ho	82.7	97.2	80.3
Er	79.2	98.4	78.0
Tm	76.9	93.8	72.1
Yb	75.1	98.4	73.9
Lu	75.3	95.1	71.6
Y	86.2	99.3	85.6

Over the life of the operation, average recovery of the HREE+Y is 83.1%, for the LREE it is 80.2%, zirconium to ZBS is 74.2% and niobium to niobium pentoxide is 86.8%.

1.9	INFRASTRUCTURE

1.9.1	Northern Project Area

Facilities considered essential to support operations comprise an accommodation camp, a multi-functional building and a maintenance workshop building. Site access roads will link the mine with these buildings, ore stockpiles, waste rock dump, ponds, landfill, and an airstrip.

1.9.1.1	Mine Site Water Supply and Sewage Treatment

Lac Brisson is expected to be the major source of fresh water, and esker SG-1 is also considered a potential source. More detailed analyses, particularly for radionucleides, will be required to confirm suitability of each source and, in line with best practice, all potable water will be treated before use.

Sewage treatment plant at the mine site will comprise a containerised, skid-mounted plant with septic and equalization tanks.

1.9.1.2	Fuel Storage and Distribution

Fuel storage at the mine will be for the equivalent of approximately three weeks of supply. This tank will be located in a bermed containment area; secondary containment will protect against leaks and spills. A further 13 weeks supply will be stored at the Edward’s Cove port and delivered to the mine by road tanker as required.

A refuelling station will serve light and heavy vehicles.

The airstrip will be equipped with a 30 m3 tank for the storage of aviation fuel to be used in case of emergency.

1.9.1.3	Power Supply

A power plant at the mine site will be equipped with four generators, each nominally rated at 650 kW. It is expected that two generators will be running at any given time, with the other two on standby or undergoing maintenance. There is no other backup or alternative supply.

The airstrip will have its own supply, provided by a 250 kW diesel generator.

1.9.1.4	Mine Site Buildings

A temporary construction camp will be located within the vicinity of the proposed mine site facilities. Permanent camp facilities will also be located within the vicinity of the mine site. The camp will be a modular design constructed to industry acceptable standards for long term, permanent site accommodation for mine operations personnel, with additional space for truck drivers and other visitors. Arctic corridors will be provided to link the buildings.

A multi-functional building will incorporate heated and non-heated warehouses, change-house, lockers, laundry facilities, medical and fire safety, laboratory, offices and meeting rooms for mine management and administration staff; garages for emergency vehicles, and associated emergency response equipment storage.

The main mine site maintenance shop will be part of the mine site maintenance and warehouse facility.

Heated and unheated storage at the mine site will be provided in the multifunctional building sufficient to store goods and equipment parts for use during the winter months.

1.9.1.5	Airstrip

The airport facility will be capable of operating 24 h/d, 365 d/y. The runway and taxiway will be constructed of gravel. A trailer will be used for the terminal building.

1.9.1.6	Medical Emergency Response

Medical and emergency response facilities will be provided at the multifunctional building at the mine site. An ambulance will be available and maintained in the ambulance bay of this building complex and a nurse’s station will be provided at the mine permanent camp.

1.9.1.7	Waste Management and Landfill

Recoverable materials will be compacted on site, and sent to a sorting facility. Special waste will be sent to an authorized treatment/disposal facility. Kitchen/organic waste and other non-recyclable and non-hazardous domestic wastes will be despatched by road twice a week to the port site for incineration. A landfill to accommodate non-hazardous solid waste will be built along the access road between the airport and the open pit.

1.9.1.8	Mine Access Road

The link between the port and the mine site will be an 8-m wide all-weather access road, constructed over a distance of 168 km. The preferred alignment represents the shortest route; provides the fastest travel time for a roundtrip between the port and the mine site; and traverses less difficult topography than other routes considered in the study. The proposed route crosses three water courses; two culverts and a bridge will be required, and will meet seasonal caribou crossing requirements.

1.9.1.9	Edward’s Cove Port

A systematic analysis of various options for the location and design of a wharf resulted in the identification of Alternative 6 (Floating Wharf) as the preferred option, principally since this structure could be dismantled during the ice season, and potentially requires less capital.

As well as the marine works (wharf), on-shore infrastructure at the port includes ancillary facilities located 2 km from the shoreline. A temporary landing barge and airstrip will be required during the construction phase.

Crushed ore will be delivered to the port in 30-t shipping containers. Container handling at Edward’s Cove varies depending on the season:

•

When ships are at berth (summer operation) full containers will be delivered to the ship, and ore will be reclaimed by front end loader from the crushed ore stockpile to fill empty containers unloaded from the ship.

•

When there are no ships at berth (winter operation) lids will be removed from full containers which are then handled using a reach stacker equipped with a Rotabox, to empty the crushed ore from the container into a mobile feed hopper. From here, a transfer conveyor and a stacker conveyor will feed the crushed ore stockpile.

Empty containers will be loaded onto tractor trailers for back haul to the mine.

Fuel Handling and Storage

The fuel tank farm will be located near the wharf where tankers will be offloaded. Arctic diesel fuel will be pumped from the fuel tanker using the ships pumps, boosted as required through a pumping station located on the dock and delivered to the tank farm through a double walled pipeline system. The tanks will be placed within a bermed containment area. Secondary containment will protect against accidental leaks and spills. A foam-based fire protection system will be employed.

Road tankers will collect fuel from a filling station located between the tank farm and the access road to the mine site.

Port Area Facilities

In the port area, an accommodation camp, multi-functional building and warehouse will be established in the location used as a laydown area during construction.

At the commencement of project construction, a hotel barge or similar vessel will be used to house construction workers for the terminal. The permanent camp will be located approximately 2 km south of the wharf along the access road connecting the port with the mine. It will be of a pre-fabricated modular design, constructed to industry acceptable standards.

Water Supply, Treatment and Run-Off Management

Groundwater is believed to be the most cost-effective and convenient source for the modest volume of water supply required in the port area. Specific sources should be identified and tested at the feasibility stage.

Wastewater treatment will be through skid-mounted, containerized sewage treatment plants.

The ore stockpile area will be fully bermed and lined with geomembrane to prevent absorption of water, and so will generate runoff proportionate to rainfall received.

Power Supply

After consideration of alternatives, the study concluded that both the port and its camp should be powered using medium speed diesel generators burning Arctic fuel. Approximately 85% of surplus heat energy will be recovered from the generators using a recovery system supplying heat to adjacent buildings.

Other Infrastructure

Communications (voice and data) from the Northern project area will be via a bi-directional satellite link, with local networks for on-site communications, supplemented by two-way radios and a satellite-based real time location system (RTLS) for vehicles travelling between the mine and the port.

1.9.2	Southern Project Area

1.9.2.1	Bécancour Port

The existing port and berth structures at Bécancour are adequate to receive vessels of the size required to deliver 1,46 Mt/y ore in containers during the first six months of each year, and bulk sulphur prills for the acid plant during the second half of the year. No marine works or modification of the port is envisaged in the PFS.

1.9.2.2	Bécancour Processing Plant

As well as the port facility, existing infrastructure supporting the processing of ore at the Bécancour plant includes the availability of utilities at the industrial park (industrial water supply, sewage disposal, electrical power and gas supplies). In addition, the industrial park is responsible for the provision of emergency (fire, medical) and waste management services.

1.9.2.3	Site Drainage

The ore and sulphur stockpile areas will be lined with a geomembrane to allow collection of all rainwater falling in those areas and a network of drains will deliver this runoff to a retention pond where solids will settle before the water is sent to the process plant.

1.9.2.4	Residues Management

As part of the PFS, SLR International Corporation (SLR) prepared a study that describes the nature of the process residues, and the selection of the method and location of residue disposal in southern Québec. SLR also provided conceptual designs for the residue storage facility (RSF) with 30-year capacity at an average processing rate of 4,000 t/d.

Potential sites for the RSF were identified and compared. The selection of RSF location considers a balance of environmental, technical, economic, socioeconomic, and risk management factors. Two locations within the southern portion of the Bécancour Industrial Park are available for residue disposal: these cover approximately 1.8 km2 and 0.8 km2, respectively. The volume of residues generated over a 30-year operating period will require disposal at both locations, because of the capacity required and considerations of ultimate height. The southwestern unit would be constructed and filled first with construction of the second, northeastern unit being constructed when the first is nearing its capacity (after approximately 20 years).

The residue consists of two components: neutralized leach residue has the consistency of fine silt with some clay; SX raffinate solids comprise primarily very fine crystals of gypsum. Based on currently available information, filter-pressed, dry-stacking of the mixed streams amended by cement is considered feasible and is the preferred approach. The primary reasons for this preference include: ultimate capacity of facilities on the available land; relative ease of operation (specifically, placement of the residues); the simplicity of water management; minimization of leachate issues; the stability of the residues mass; the ability to incrementally close the facility during operations; the ease of completing closure at the end of mine life; and the long-term durability of the closed facility. Dry-stacking does, however, require a cementing agent to maintain stability of the placed residues and prevent re-suspension of residues particles during precipitation and snow-melt events; as proposed, cement is a major cost factor of residue disposal.

1.10	MARKET STUDIES AND CONTRACTS

Quest retained Roskill Consulting Group Limited (Roskill) to prepare an analysis of the markets for rare earths, zirconia and niobium based on the production level for the Strange Lake project. Roskill interviewed a total of 31 companies representing the sectors of interest, located in North America, Europe and Asia. The report was updated for rare earths and niobium in January, 2013 and an update on rare earth pricing was prepared in August, 2013. In April, 2013, Quest retained TZ Minerals International Pty Ltd (TZMI) to prepare an analysis of the markets for zirconium chemicals and chemical zirconia.

1.10.1	Rare Earth Elements and Yttrium

Yttrium, atomic number 39, is often included with the rare earth elements (also known as the lanthanide group of the periodic table) since it has similar chemical and physical characteristics and often occurs with them in nature.

Rare earths and yttrium usually enter the market as chemical concentrates, oxides, metals or metal alloys. Most oxides are typically sold at purities of >99.9% REO and metals within the same range for total metal content.

China has dominated the global supply of rare earths since the mid-1990s after a rapid growth in rare earth output and, in 2012, is estimated to have accounted for 86% of global rare earth supply. Both production and exports of Chinese rare earths are controlled by the central government. Outside China, rare earths are produced in the United States, Russia and India, with relatively minor amounts also produced in Malaysia and Brazil.

Most LREEs are derived from bastnaesite and monazite, the majority from Inner Mongolia and Sichuan in China, but with increasing volumes from the Mountain Pass operation of Molycorp, Inc. (Molycorp) in the United States and the Mount Weld operation of Lynas Corporation Ltd. in Australia. Almost all HREEs are derived from ion adsorption clays that are found in a number of provinces in southern China. Production of HREEs in the rest of the world is expected to come from the minerals which occur in igneous alkaline or carbonatite intrusives.

The rare earths market is not a single entity and the individual elements have their own demand drivers. For example, neodymium and dysprosium are used mostly in magnets while the principal market for terbium and yttrium is in phosphors. High growth rates for the applications in which neodymium and HREEs are used emphasise the lack of connection between the natural occurrence of the rare earth elements and the ratios in which they are consumed. Inevitably, there will be periods in which some rare earth elements are in surplus while others are in deficit.

Roskill estimated that metallurgical applications, magnets and catalysts each accounted for approximately 20% of total demand for rare earths in 2012. Polishing compounds accounted for a further 15%. Ceramics, phosphors and glass each accounted for between 5% and 10% of the total with the balance in a wide range of relatively minor applications.

Global trends which have strongly influenced the demand for rare earths are miniaturization, particularly of consumer electronic devices, automotive emissions control and energy efficiency, coupled with the general shift of manufacturing away from the United States, Europe and Japan to China, South Korea and elsewhere. Demand for rare earths within China has grown significantly over the past 10 years. This reflects the extent of its increased manufacturing capability, specifically in a wide range of products which utilize rare earths.

1.10.2	Zirconium

Zirconium enters the market in three main forms, as natural baddeleyite concentrate, fused zirconia and chemically-produced zirconia. Fused zirconia is produced by processing and calcining zircon sand, and is currently the largest volume production of zirconia.

China dominates global production of zirconium chemicals and is the leading producer of fused zirconia. ZBS is an intermediate product that is used to produce a range of zirconium oxides and zirconium chemicals. China is the largest producer of ZBS.

ZBS is used as an intermediate feedstock for production of other zirconium chemicals but is also used in pigment coating (to maintain the white colour of titanium dioxide) and leather tanning (where it is a substitute for chromium-based chemicals), among other applications.

The growth areas for high purity zirconia are in automotive catalysts and structural ceramics, especially in China and Japan.

1.10.3	Niobium

Niobium almost always occurs together with tantalum and often also in conjunction with titanium, zirconium and rare earths. Pyrochlore, an oxide mineral which is found in carbonatite igneous rocks, is the principal niobium ore mineral. Niobium enters the market as a mineral concentrate, as oxides of varying purity, as ferroniobium and in the form of metal or alloys.

Niobium is used in a variety of forms but by far the most important in tonnage terms is HSLA ferroniobium which has applications in the production of certain types of steel. This market now accounts for about 90% of niobium usage and has been responsible for almost all of the increase in overall consumption over the last decade or more. Niobium oxide is used principally as the starting material in the manufacture of other niobium products, including niobium metal and alloys, vacuum-grade ferroniobium and nickel-niobium, niobium carbides and mixed carbides, lithium and potassium niobate and other niobium compounds.

High-purity niobium pentoxide is produced, and traded in much smaller tonnages than is the case with ferroniobium.

Future demand will be influenced primarily by the overall growth in demand for ferroniobium that will come from increasing world production of crude steel.

1.10.4	Pricing

There is no terminal market for rare earths and yttrium, zirconia and zirconium chemicals, or niobium pentoxide, and purchases are negotiated directly between buyer and seller.

Quest has developed its projections of prices for the rare earths and yttrium, zirconia in ZBS and niobium pentoxide based on the studies prepared by Roskill and TZMI and its own market data collection and analysis.

1.10.5	Contracts

Quest is pursuing opportunities for strategic alliances and off-take agreements.

On July 9, 2013, Quest announced the signing of a non-binding letter of intent with TAM Ceramics Group of New York, LLC (TAM), under which TAM intends to purchase 100% of the ZBS to be produced from the Strange Lake Project.

The initial term of the off take agreement will be five years, and renewable every five years, over the anticipated minimum 30-year production life for Strange Lake. The letter of intent is subject to the execution and delivery of a definitive sales agreement between Quest and TAM no later than 31 December, 2014.

At the time of writing, there are no other contracts or agreements in place.

1.11	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Environmental work is being carried out with support from local Aboriginal partners and regional service providers to the greatest extent possible.

Quest reports that work on the Environmental Impact Assessment (EIA) for all project components will start early in 2014, following submission of a project description to the relevant government authorities. EIAs may be triggered in four jurisdictions: two in Québec (north and south), Newfoundland and Labrador (provincial and Nunatsiavut), and one with the federal government. Assuming some degree of harmonization between jurisdictions, the EIA studies and associated public consultations are expected to take approximately two years to complete. The EIA would be followed by a period of up to six months in which to obtain necessary environmental approvals prior to initiating construction.

Appropriate mitigation and monitoring plans are being considered by the project team to address unavoidable environmental impact of mining, including possible compensation scenarios for any net wildlife habitat loss and project closure reclamation.

It is understood that Quest has in hand all permits necessary to conduct exploration and prefeasibility study work. Permits and approvals will be sought once the project is released from the EIA process.

No potential environmental issues have been identified that may affect extraction of mineral reserves at Strange Lake and which cannot be mitigated through implementation of appropriate measures.

1.11.1	Baseline Studies

The Strange Lake Project has been divided into northern and southern areas for the purposes of environmental baseline studies. Baseline studies have been undertaken for all or part of the relevant project components located in northern Québec. For the southern Québec area, a desktop review of existing information was completed by spring 2013 followed by field investigations to collect baseline data. These baseline studies are currently being completed and other studies will be undertaken in spring and summer, 2014.

Baseline studies in both northern and southern areas are broadly similar in scope and include physical, biological and social/socio-economic components (covering traditional knowledge and archeological surveys).

Ongoing environmental monitoring and reporting are conditions of both federal and provincial environmental assessment approvals, as well as certain operating permits. The EIA process will provide the basis for a monitoring program.

1.11.2	Closure Plan

A conceptual closure plan has been developed for the PFS to cover all of the project components in the northern and southern areas. Quest will comply with the Québec Mining Act and its associated regulations, as well as with similar standards in Newfoundland and Labrador. Companies are required to file a site rehabilitation plan and to provide financial guarantees in both provinces.

The present conceptual closure plan follows the 1997 Québec guidelines to restore the mine site to a satisfactory condition. It assumes that the future land use in the northern project area is wildlife habitat and that disturbed areas will be returned to the pre-mining state so that traditional activities can resume. Alternative land uses may be explored as more information is available regarding stakeholder expectations. It is assumed that progressive rehabilitation will not be carried out during operations, mainly because the entire open pit will continue to be developed and the road/port used during the life of the mine. An allowance of 10 years for post-closure monitoring has been made for data collection and analysis to demonstrate achievement of the closure criteria and objectives.

It is assumed that future use for the Bécancour site will continue to be industrial.

No post-closure monitoring for the processing plant area is anticipated. Post-closure monitoring and maintenance for the RSF has been developed.

A closure risk register summarizing proposed conceptual closure plan treatments and associated residual risks has been developed.

1.11.3	Engagement and Communications

General issues affecting all stakeholder categories will be addressed through the EIA and consultation processes. An Engagement and Communications Plan (ECP) has been developed to establish social acceptance for the project based on defined engagement levels. The ECP will support future project development activities. It is structured around consultation with governments, Aboriginal groups and non-aboriginal stakeholders. The ECP has been designed to ensure key stakeholders are well informed and have ongoing opportunities to engage in discussion about the project, and for their concerns and interests to be addressed. The ECP is designed to fulfill the requirements of the different jurisdictions for local review and consultation.

Quest initiated early meetings with certain northern Aboriginal leaders in 2008. A series of strategic meetings was undertaken in 2012 to provide all key groups with similar levels of information and a comparable opportunity to ask questions and comment on the initial project concept. In January 2013, draft Memoranda of Understanding were presented to potentially-affected Aboriginal groups, to serve as a basis for negotiations to commence in 2014 on Impact and Benefit Agreements (IBA) or other similar arrangements. The current schedule anticipates resolution by early 2016, which will facilitate the federal government’s own requirement to consult with Aboriginal groups before issuing environmental approvals. Both Aboriginal and government stakeholders have been provided with regular updates on the progress of both environmental studies and community engagement.

In southern Québec, a preliminary evaluation of potential social and cultural issues was carried out through a desktop review. No direct consultations have yet been held since the project components in the southern project area were publically announced only early-November, 2013. Socio-economic baseline studies and stakeholder mapping exercises have been carried out. A review was also completed of the issues and concerns raised by economic and environmental citizen groups and NGOs during the development of other industrial developments around the area in the last decade.

1.12	CAPITAL AND OPERATING COSTS

1.12.1	Capital Costs

One of the primary objectives of the PFS was to achieve a capital cost estimate with a target accuracy of ±20%, for the mine site, port site, access road and processing plant site, including indirect and Owner’s costs.

To achieve this objective, the direct capital cost was estimated from preliminary engineering designs, and equipment lists. Where design information has not yet been developed into drawings, a conceptual scope was developed. This preliminary design information was used to develop material take offs which were priced at current day rates for the mine, port and access road. For the SX plant, the direct and indirect cost was provided by Hatch. For major equipment items, budgetary quotations were sought from vendors. The indirect cost was calculated on the bases of conceptual methodology of executing the projects to estimate time and resources required, and vendor quotations. For some components, percentages were considered more appropriate are were based on experience. The total estimated capital cost for the project in fourth quarter 2012/first quarter 2013 CAD is $2,565 million including a contingency of 16% of direct and indirect costs. A summary of the capital cost is included in Table 1.2.

Table 1.2

Summary of Capital Cost Estimate

Area	Capital Cost ($M)
Strange Lake	123.3
Mine Access Road	257.7
Edward’s Cove	56.3
Bécancour Port	0.0
Bécancour Process Plant	348.6
Solvent Extraction	604.9
Bécancour Balance of Plant	132.2
Bécancour - Residue Disposal Site	65.4
Indirect Costs	570.5
Contingency	406.6

Total	2,565.3

The capital cost estimate was prepared by AECOM, Hatch and SLR. Micon prepared the mining capital cost estimate. The capital cost estimate included verification of quantities, unit prices, and selection of suppliers.

1.12.1.1	Sustaining Capital Costs

Sustaining capital is the investment required to maintain production at the planned level throughout the 30 year project life. The sum total over the 30 years is estimated at $836 million.

1.12.2	Operating Costs

Table 1.3 shows a summary of the 30-year LOM operating costs.

Table 1.3

Summary of Operating Cost Estimate

Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled)
Mining	1,534	51.1	35.52
Ore Transport	3,301	110.0	76.41
Crushing, Milling, Leaching	1,905	63.5	44.10
Solvent Extraction	5,199	173.3	120.36
G&A (site costs)	385	12.8	8.90
Off-site costs	638	21.3	14.78

Total	12,976	432.1	300.06

The costs given above include all on-site and off-site cash costs, but exclude post closure rehabilitation costs of $138.3M, and non-cash depreciation charges.

1.13	ECONOMIC ANALYSIS

Assessment of the economic viability of the project, including testing of the sensitivity of returns to changes in key parameters, has been carried out using a discounted cash flow model. For the purposes of the evaluation, it has been assumed that the operations are established within a single corporate entity. The project has been evaluated on an unlevered, all-equity basis.

The model uses inputs from all elements of the project to provide a comprehensive financial projection for the entire project, on an annual basis over a 30-year operating life. All costs and revenues are expressed in constant, 2013 Canadian dollars. Where appropriate, an exchange rate of $1.05 per US dollar has been applied.

Annual revenues by element are shown in Figure 1.4 which demonstrates how the project focuses on higher grade material in the first five years, with grades reducing gradually over the remainder of the life of the operation.

Figure 1.4

Annual Revenues by Element

Over the life of the operation, 47% of annual REO production and 56% of total project revenues will be derived from the HREE+Y concentrate.

1.13.1	Cash Flow Projection

The project cash flow is illustrated in Figure 1.5.

Figure 1.5

LOM Project Cash Flow

The net present value (NPV) over a range of discount rates, internal rate of return (IRR) and undiscounted payback of the base case cash flow are shown in Table 1.4.

Table 1.4

LOM Income Statement and Cash Flow

Discount Rate (%)	Pre-Tax NPV ($M)	After-tax NPV ($M)
8%	3,935.0	2,491.6
10%	2,891.1	1,760.2
12%	2,120.1	1,220.6

IRR (%)	25.6	21.1
Payback period (y)	3.4	3.5

Micon considers that a discount rate of 10%/y to be appropriate for use as its base case for the purposes of conducting further analysis of project value.

1.13.2	Sensitivity Study

Micon has tested the sensitivity of the Project after-tax NPV at an annual discount rate of 10% (NPV10) to changes in the principal drivers of project value over a range of 30% above and below base case parameters. The results, shown in Figure 1.6, demonstrate that after-tax NPV10 remains positive even with a 30% adverse change in project revenues, representing any combination of grade, yield, market prices and discount factors.

Figure 1.6

Sensitivity Study Results

The Project is significantly less sensitive to changes in operating and capital costs, with an adverse 30% change reducing NPV10 by approximately 30% and 25%, respectively.

1.13.3	Conclusion

Micon concludes that the project base case cash flow and sensitivity studies demonstrate that the project has potential to provide economic returns and is sufficiently robust to withstand adverse changes in the tested parameters over the expected range of accuracy of the PFS.

1.14	OTHER RELEVANT DATA AND INFORMATION

1.14.1	Project Execution Plan

The Project execution plan (PEP) has been designed by AECOM, with contributions from Quest and Hatch, to address the implementation strategies and approach for executing the Strange Lake Project and will be used to guide the project development team through the subsequent feasibility study and project implementation phases. It will be reviewed and updated from time to time as the Project evolves.

The PEP is designed to ensure that risks associated with key outcome areas are identified and that strategies are adopted to ensure a successful project delivery. Strategies will be developed for the following key areas:

•	Project schedule monitoring and control.

•	Capital cost monitoring and control.

•	Transfer of information from the Quest team to the ongoing feasibility study team.

•	Quality assurance and quality control.

•	Availability of construction resources given activity in Québec and Labrador.

•	Monitoring of the international market for rare earth elements.

•	Co-ordination with applicable government, Aboriginal and community stakeholders.

1.14.2	Project Development Schedule

Quest has set out the following milestones and dates for the development schedule for the Strange Lake Project. It can be seen that, within the overall project development schedule, the schedule for submission of documentation relating to the EIA and the receipt of approval of the EIA are critical to the start of construction in May, 2016.

Submission of EIA project description	:	February, 2014
Start feasibility study	:	March, 2014
Start detailed design and construction	:	March, 2015
Submission of EIA report	:	June, 2015
Approval of EIA	:	April, 2016
Delivery of construction permits	:	end-April, 2016
Start of construction	:	May, 2016
First ore shipment	:	July, 2018
Start of plant commissioning	:	October, 2018

1.14.3	Risk Register

A project risk register has been developed jointly by Quest, AECOM and Hatch to assess risks and develop management or mitigation measures at all stages of the project and in all project locations. It will be reviewed and updated from time to time as the Project evolves.

A total of 56 individual risks were identified and each was assigned a risk matrix score. Out of these, seven risk categories were assigned critical scores in the risk matrix, having severity of consequences ranking of 4 or 5 and likelihood of occurrence of C (one time in five years) or D (one time in 15 years).

Among the seven critical risk factors, only one relates to strictly to technical issues (scale-up from mini-pilot and/or laboratory testwork to commercial production). The remainder generally relate to environmental and/or social issues. Risks to project development associated with exposure to radioactive elements are likely to have greater impact on project activities in southern Québec.

The risk register will be updated during the feasibility study stage which will allow preventive and mitigation measures to be identified in greater detail.

1.15	INTERPRETATION AND CONCLUSIONS

A prefeasibility study has been contributed to by the Principal Participants, below, for the Strange Lake Project which is based on the mining of a REE-rich deposit at Strange Lake in northern Québec and processing at a facility at Bécancour in southern Québec. Processing will recover a concentrate containing HREE and yttrium, zirconium in ZBS, niobium pentoxide and a mixed LREE double sulphate concentrate.

Table 1.5 presents the key project parameters, based on 100% equity financing.

Table 1.5

Key Project Parameters

Parameter	Units	Quantity
Pre-tax economics
IRR	%	25.6
NPV10	$ million	2,891.1
Payback period	y	3.4
After-tax economics
IRR	%
NPV10	$ million	1,760.2
Payback period	y	3.5
Mining
Mineral reserves	Mt	43.199
Production rate	Mt/y ore	1.46
Mine life	y	30
Total revenue	$ million/y	1,047
Operating costs	$ million/y	445.2
Unit operating cost	$/t milled	300.6

1.16	RECOMMENDATIONS

The prefeasibility study shows that for the selected base case, the project has the potential to provide positive economic returns and is sufficiently robust to withstand adverse changes in the tested parameters over the expected range of accuracy of the study. It is Micon’s recommendation that project development continues towards the feasibility study level, which includes work necessary to optimize and define each area and the work required to prepare capital and operating cost estimates with an accuracy of +15%.

It is also recommended that the work required to advance the project approval process continues. This includes fieldwork and studies associated with the environmental impact assessment (EIA) for the various responsible jurisdictions, environmental authorizations, permits and licences, non-environmental permitting and community and stakeholder engagement.

1.16.1	Budget for Ongoing Work

As shown in Table 1.6, Quest has budgeted a total of $13.33 million for work on the Strange Lake Project to the end of 2014 by which time results of pilot plant studies will have been generated and substantial work on the EIA will have been completed. This will allow the company to determine details for the project feasibility study.

Table 1.6

Budget for Ongoing Work

Project optimization	3.89
Integrated pilot plant and demonstration plant	5.50
EIA	3.24
Project management team	0.70

Total	13.33

Micon has reviewed the proposed budget and recommends that the work is undertaken.

9.0         EXPLORATION

The following has been extracted from the December, 2012 Technical Report by Micon and updated where necessary.

9.1	GEOPHYSICAL SURVEYS, 2008 TO 2012

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys. MPX Geophysics Ltd. (MPX) was contracted by Quest to conduct the surveys over the Property. A total of 614.7 line km of north-south lines were flown, on 400-m flight line spacing over the Strange Lake Property at a nominal height of 40 m. An additional 71.0 line km of east-west lines were flown as tie-lines for a total of 685.7 line km.

The instrumentation included a differential real time Global Positioning System (GPS), and a Pico-Envirotec GRS-10 multi-channel gamma-ray spectrometer system, and a high sensitivity magnetometer installed on a single sensor fixed boom, seven feet in front of the helicopter rotor blade. The helicopter used was an AS350BA.

During the 2009 exploration season, Quest also conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

No additional geophysical surveys were carried out in either 2010 or 2011.

In March and April of 2012 the Geological Survey of Canada conducted a high resolution airborne gravity and magnetics survey over the Strange Lake Property as part of the TGI-4 initiative. The results of this survey are publically available.

Quest with the assistance of Abitibi Geophysics Inc. of Val d’Or, Québec conducted a geophysical investigation of the B Zone to define geophysical signatures of the deposit that can be applied to the identification of new REE deposits both at Strange Lake and elsewhere. The survey comprised a ground dipole-dipole IP-resistivity survey and a walking magnetics survey on behalf of Quest. The IP-resistivity survey was conducted at 100 m spacing and covered approximately 62 line-km and the magnetics survey covered approximately 57 line-km. The results indicate that IP resistivity is capable of broadly distinguishing REE mineralization compared to unmineralized granite, but there are conflicting results between the geometry of the intrinsic and interpreted geology and that of the geophysical models.

9.2	EXPLORATION, 2009 TO 2011

During the 2009, 2010 and 2011 exploration seasons, Quest collected a total of 1,170 samples from the property, comprising 326 in 2009, 388 in 2010 and 456 in 2011. Samples were collected during prospecting, bedrock mapping and channel sampling. Geological mapping was conducted to further delineate historical geological maps, while channel sampling was done as follow-up on anomalous bedrock areas proximal to the B Zone. Figure 9.1 shows the exploration target areas on the property. Table 9.1 is a summary of the samples collected during 2009, 2010 and 2011 exploration and Figure 9.2 illustrates the locations of all 2009, 2010 and 2011 surface samples collected from the property. Many samples outside the current property boundary reflect recent reductions in the property limits and these samples were formerly within the property.

9.3	GEOLOGICAL MAPPING, 2009 TO 2011

Geological mapping conducted during the 2009, 2010 and 2011 exploration programs was focused within the extents of the SLAC. The purpose of mapping was to increase the accuracy of historical geology maps of the SLAC and to provide context for channel samples in an area of complex structure and geology south of the B Zone termed the fluorite-hematite breccia zone (FLBX). Mapping samples were generally restricted to outcrop.

Figure 9.1

Exploration Target Location Map

Provided by Quest, December 2012.

Table 9.1

Summary of 2009 to 2011 Surface Sampling

Year	Mapping/Prospecting		Channel Sampling	Total
	Outcrop	Float	Outcrop
2009	89	224	13	326
2010	142	158	77	377
2011	265	149	42	456
2012	83	1	—	84

Total	579	532	132	1,243

Provided by Quest.

Figure 9.2

Exploration Surface Sample Location Map

412500
420000
427500
435000
442500
6262500
6255000
6247500
6240000
MAIN ZONE
B ZONE
QUEST
RARE MINERALS LTD.
Nain
Quebec
Area of Detail
Schefferville
Labrador
Churchill Falls
Happy Valley-Goose Bay
Year
2009
2010
2011
2012
Provincial boundary
Strange Lake claims outline
0
2.5
5
km
NAD83/ZONE20N
Scale: 1:200,000
Quest Rare Minerals
Strange Lake Project
2009-2012 Surface
Sample Locations

Provided by Quest, December 2012.

9.4	GEOLOGICAL MAPPING 2012

In 2012 Quest conducted a property-wide bedrock mapping program to rule out any undiscovered REE or other types of mineralization on the Strange Lake property. A total of 84 samples were collected during this program. The results do not affect the resource calculations conducted in 2011.

9.4.1	Strange Lake B-Zone Prefeasibility Study Work

A 1,000-m drilling program was planned by AMEC of Mississauga, Ontario to drill geomechanical and geotechnical monitoring holes for the PFS. These holes were drilled within the proposed pit shell and along its northern edge. In addition, a 150 m decommissioning drilling program was planned, south of the B Zone deposit, to assist with the location of the potential mine’s infrastructure.

Prefeasibility field work on the B-Zone project commenced in July, 2012 with completion later in 2012. AECOM conducted environmental and off-site infrastructure surveys. All field work in the northern project area was completed in 2012.

9.5	MICON COMMENTS

Exploration surface sampling is generally restricted to the outcrops mapped on surface. In general the surface sampling is just used to identify the mineralization, if any, contained in the rocks exposed in the outcrop. While some samples may contain significant mineralization they are generally used to potentially identify the extensions of previously identified zones or in some cases new zones. In all cases, the surface sampling was not used in the resource estimation process. It is for these reasons that any significant assays for the surface sampling were not tabulated or identified since they are only an exploration tool.

In general terms, the surface samples are representative of the mineralized material that is identified on the Strange Lake Property. The grade of the individual samples appropriately reflects the variability of the mineralization contained in the deposit and within the various rock types at the Strange Lake Project.

10.0         DRILLING

The following has been extracted from the December, 2012 Technical Report by Micon and updated to include the drilling undertaken on the Property in 2012. There was no drilling conducted on the Strange Lake Project in 2013.

10.1	DRILLING, 2009

10.1.1	2009 Drilling Program

Quest completed a drill program on the Strange Lake Property between July and September, 2009. The drill program consisted of 3,930.5 m from 49 BQ ‘thin-kerf’ (BQTK) size drill holes over the B Zone and Main Zone deposits. A total of 19 drill holes were completed on the B Zone totalling 2,180.7 m of drilling and their locations are shown in Figure 10.1 and listed in Table 10.2. The remaining 30 drill holes were conducted on the Main Zone and are not the subject of this report. An additional five drill holes, totalling 340.0 m, were conducted for bulk sampling purposes.

Quest contracted Boreal Drilling, based in Val d’Or, Québec, to carry out the drilling for the 2009 drill program. The drilling was conducted using two Versadrill 0.8 drills. The drill program was supported by helicopters from Canadian Helicopters, based out of Sept-Îles, Québec, using a Bell206L and a Eurocopter B2 (A-Star). Boreal Drilling is an independent drilling contractor which works on a fee for service basis.

The drill program over the B Zone was conducted to confirm historic drilling by IOCC and to test a significant airborne radiometric anomaly, approximately 2,000 m by 500 m, that surface sampling confirmed was related to REE-mineralized boulders and outcrop.

All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with the mineralization thickness ranging up to 36.17 m and averaging 13.45 m. The core length of the mineralization is approximately the true thickness as the drill holes are, with the exception of BZ09015, all sub-vertically dipping and the lithological and mineralized units appear to dip gently (5° to 10°) to the northwest.

The drill core was logged on site and entered directly into Gemcom Gemslogger™ and all drill core was photographed prior to sampling. The drill core was sampled on intervals ranging from 0.2 m to 2.0 m, split in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. The drill core boxes from the 2009 drill program are stored at Quest’s Mistinibi Camp, located 45 km south of the B Zone deposit.

Figure 10.1

B Zone 2009 Drill Hole Location Map

Provided by Quest, December 2012.

Table 10.1

Summary of 2009 B Zone Drilling

Drill Hole	UTM[1] Easting	UTM[1] Northing	Elevation (masl)	Bearing (o)	Dip (o)	Length (m)
BZ09001[2]	428016.069	6243135.246	449.004	0	-90	101.0
BZ09002	428123.161	6243049.776	455.807	0	-90	75.0
BZ09003	427946.934	6242952.709	460.367	0	-90	75.5
BZ09004[2]	428003.607	6242842.408	474.385	0	-90	101.0
BZ09005	428031.147	6242779.245	486.724	0	-90	125.0
BZ09006	428215.196	6242879.106	482.379	0	-90	112.5
BZ09007	428322.788	6242704.763	518.328	0	-90	152.0
BZ09008[2]	427873.632	6242674.166	488.948	0	-90	93.5
BZ09009[2]	427863.717	6242576.185	500.547	0	-90	136.0
BZ09010	427771.970	6242852.044	461.225	0	-90	101.0
BZ09011	427701.191	6242637.601	478.877	0	-90	112.7
BZ09012	427599.707	6242746.605	463.167	0	-90	102.5
BZ09013	427805.865	6242390.381	521.959	0	-90	144.5
BZ09014	427573.176	6242491.753	492.824	0	-90	150.5

Drill Hole	UTM[1] Easting	UTM[1] Northing	Elevation (masl)	Bearing (o)	Dip (o)	Length (m)
BZ09015[2]	427851.484	6243130.114	446.379	147	-60	111.0
BZ09016[2]	427832.723	6242764.085	472.420	0	-90	104.0
BZ09017	428311.257	6243109.844	458.376	0	-90	110.0
BZ09018	428399.866	6242981.378	476.914	0	-90	120.0
BZ09019	428211.257	6243067.634	459.027	0	-90	101.0

[1]	UTM coordinates are based on the NAD83 datum, Zone 20.
[2]	Drill hole deepened in 2010.

Provided by Quest.

All 2009 drill hole collars, at the Strange Lake Project, were surveyed by Groupe Cadoret, based in Baie-Comeau, Québec. All collars were surveyed with an R6 and R8 Trimble real time differential GPS and were surveyed to an accuracy of 0.001 m. Groupe Cadoret is an independent surveying contractor which works on a fee basis.

All down-hole surveys were conducted on all drill holes using a Reflex EZ-AQ, a magnetic surveying instrument. The Reflex instrument was calibrated at the factory before being used in the field

10.1.2	Bulk Sample Drilling, 2009

In addition to the diamond drill program, a bulk sample was collected from an additional five-hole drill program for the purpose of metallurgical test work.

Bulk sampling drilling was conducted by the same drilling contractor at the BZ09001 drill site. A total of five BQTK-size drill holes were completed for the bulk sample, for a total of 340.0 m, drilled in a fan pattern (see Figure 10.1) at the drill site and are listed in Table 10.2. The bulk sample drilling was conducted from one drill site at various intersecting angles to the lithology and mineralization trend to minimize the costs of moving the drill to other sites.

Table 10.2

Summary of the 2009 Bulk Sample Drilling

Drill Hole	UTM Coordinates		Hole Description
			Elevation (masl)	Bearing (o)	Dip (o)	Length (m)
	Easting	Northing
BS09001	428016	6243135	449	0	-90	45.5
BS09002	428016	6243135	449	330	-75	50.0
BS09003	428016	6243135	449	330	-50	119.0
BS09004	428016	6243135	449	150	-75	50.0
BS09005	428016	6243135	449	150	-50	75.5

Total						340.0

Provided by Quest.

The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200-L fuel drums. The drums were wire-sealed and sent by de Havilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson. Only two trips were required for three drums of samples. From Schefferville, the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling. From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen.

These samples were used for metallurgical testwork by Hazen under a program completed in November, 2010.

10.2	DRILLING, 2010

From July to October, 2010, Quest completed an extensive diamond drill program on the Strange Lake Property that consisted of approximately 14,270 m of 78 BQ ‘thin-wall’ (BTW) size drill holes in the B Zone deposit as well as deepening of some the 2009 drill holes. The aims of the 2010 drilling program were both to infill and to continue to define the limits of the known deposit and resource base. The drill program brought the total number of drill holes, excluding the 2009 bulk sample holes, completed on the B Zone to 97 for a total of approximately 17,474 m. The drill hole collar locations for the 2010 drill programs are shown in Figure 10.2.

Quest retained Boreal Drilling (Boreal) to conduct the 2010 diamond drilling program. Boreal is an independent contract drilling company based out of Val-d’Or. The drilling was conducted using Versadrill 0.3 drills and was supported by Eurocopter BA (A-Star) helicopter from Canadian Helicopters, based in Sept-Îles.

All 78 drill holes from the 2010 drill program encountered pegmatite-hosted REE mineralization with thickness ranging up to 53 m (BZ10040) and averaging 15 m. The thickness is approximately the true thickness as the drill holes plunge sub-vertically (with the exception of BZ09015 and BZ10030), while the lithology and mineralized units are sub-horizontal or dip gently, approximately 5° to 10°, to the northwest.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and sampled on intervals ranging from 0.2 m to 2.0 m. Once completed, the drill core was sawn in half with one half collected for analysis and the second half replaced in the core box for permanent record keeping. All drill core was photographed after the core was sawn in half.

The drill core boxes from the 2010 drill program are stored on site, in outdoor core racks at Quest’s Strange Lake exploration camp. This is located adjacent to the B Zone, on the edge of Lac Brisson.

Figure 10.2

2010 Drill Program, Drill Hole Location Map

Provided by Quest, December 2012.

All 2010 drill hole collars, at the Strange Lake Project, were surveyed by Corriveau J.L. & Associates Inc., (Corriveau) based in Val-d’Or, Québec. All collars were surveyed with an R8 Trimble real time differential GPS and were surveyed to an accuracy of ±0.03 m horizontal (X-Y) and ±0.05 m vertical (Z). Corriveau is an independent licensed federal and provincial Québec land surveyor (QLS) which works on a fee for service basis.

10.3	DRILLING, WINTER 2011

Quest conducted winter and summer drilling at Strange Lake on a variety of areas within the intrusion. A total of 25,425.3 m of drilling was completed over 224 holes.

A winter drilling program was conducted between March and April, 2011 at two different locations. At the B Zone, 22 holes, including one designed specifically for metallurgy were drilled for a total of 3,005.6 m. In Labrador, a joint venture program between Quest and Search Minerals and its subsidiary, Alterra, conducted four holes for a total of 310.3 m on the Alterra project. Drilling at the B Zone except the metallurgical hole was conducted on the ice at Lac Brisson to target the extension of pegmatite mineralization under the lake. Drilling at the B Zone successfully intersected pegmatite-hosted REE mineralization in all 22 holes. At the Alterra project, drilling intersected pegmatite in three of four holes drilled.

10.4	DRILLING, SUMMER 2011

During the summer drilling program at the Strange Lake Project, drilling expanded beyond the B Zone. Drilling at the B Zone was focused on definition drilling, infilling areas between the 2009 and 2010 holes, and also following unconstrained mineralization in the southwest, east and north of the deposit. B Zone definition drilling totalled 17,257.0 m over 138 holes and 3,515.1 m over 29 additional holes for metallurgical purposes. Drilling at the B Zone was successful in further delineating the pegmatite continuity as well as determining the edges of the pegmatite system. Although not all holes intersected pegmatite mineralization, background TREO in the granites was consistent with results from the previous seasons. Drilling in 2011 was conducted at a high enough resolution to allow for generalized three-dimensional geological modelling of the pegmatites and alteration types.

Drilling at the FLBX target included three holes for a total of 360.0 m. The FLBX drilling was focused on intersecting the subsurface projection of REE-mineralized veins, fractures, aplite dikes and quartz-rich pegmatites all of which cross-cut the Archean country rock augen gneisses. Drilling successfully intersected narrow REE-mineralized aplite dikes and pegmatites from the SLAC in all three holes.

Drilling at an area called “Proposed Airport 6” or PA6, was planned to test for REE mineralization along the strike length of a proposed permanent airstrip required for future development. This condemnation drilling was proposed for four holes but only a single hole was drilled in 2011, the remaining three being completed in 2012. Hole PA611002, 63.0 m deep, did not intersect any pegmatite, but pervasive hematite alteration similar to the B Zone occurred from top to bottom and average TREO grades for the granite were similar to that of the B Zone granites.

Condemnation and geotechnical drilling was undertaken in the summer of 2011. Condemnation drilling at an area named Proposed Tailings 1 was conducted to test for pegmatite-hosted REE mineralization in an area proposed for tailings storage and totalled 679.2 m over 10 holes. Geotechnical drilling was conducted at the B Zone. Groundwater monitoring wells were drilled west of the proposed tailings storage area and several condemnation holes in the Proposed Tailings 1 storage area were twinned for installation of monitoring wells. In total, geotechnical and groundwater drilling totalled 217 m in 17 holes. Groundwater monitoring holes did not penetrate bedrock and contribute zero metres to this total. It should be noted that the PFS does not envisage processing and tailings disposal at the mine site.

Winter drilling at the B Zone is presented in Figure 10.3 and summer drilling areas are shown in Figure 10.4.

Figure 10.3

2011 Winter Drill Program, Drill Hole Location Map for B Zone

Provided by Quest, December 2012.

Figure 10.4

2011 Summer Drill Program, Drill Hole Location Map for B Zone

Provided by Quest, December 2012.

The 2011 drilling at Strange Lake is summarized in Table 10.3.

Table 10.3

Summary of 2011 Winter and Summer Drilling Programs

Zone	Metreage	Number of Holes
Alterra	310.31	4
B Zone	20,110.62	159
Metallurgy	3,667.11	30
FLBX	360.00	3
Geotechnical	217.00	17
Proposed Airport 6	63.00	1
Proposed Tailings	697.24	10

Grand Total	25,425.28	224

The 2011 drill program was contracted to Boreal Drilling. The drilling was conducted using Versadrill KmB 0.3 drills and was supported by up to two Eurocopter B2 (A-Star) helicopters from Canadian Helicopters, based out of Sept-Îles, Québec. The helicopter and crews were permanently stationed at Quest’s exploration camp.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and subsequently exported to Quest’s SQL drilling database. Sampling was conducted in intervals ranging from 0.5 m to 2.0 m. Once completed, the drill core was sawn in half with one half collected for analysis and the second half replaced in the core box for record keeping. All drill core was photographed prior to the core being sawed in half but after sample intervals had been marked on the core.

As in 2010, the core boxes containing the half-core from the 2011 program were stored on site, at Quest’s Strange Lake exploration camp.

As in 2010, all 2011 drill collars were surveyed by Corriveau. All collars were surveyed with a Leica VIVA 2 mobile real-time differential GPS system linked to a Trimble 5700 base station and Zephyr antenna and were surveyed to an absolute accuracy of ±0.05 m horizontal (X-Y) and ±0.10 m vertical (Z) and a relative accuracy of ±0.02 m horizontal (X-Y) and ±0.04 m vertical (Z).

10.5	DRILLING, 2012

Subsequent to the 2011 drilling program on the B-Zone, the results of which were incorporated into the 2012 updated resource estimate, Quest conducted further drilling in 2012 on the property that did not impact the resource estimate.

During the winter of 2012, drilling was conducted at Alterra, south of the Main Zone, to follow up from results obtained during the 2011 winter drilling program here. Fourteen (14) holes were drilled at Alterra for a total of 1,541.85 m. Drilling successfully intersected REE-hosted pegmatite mineralization in thirteen of fourteen holes.

In the summer of 2012, exploration drilling program drilling was expanded beyond the B Zone to follow up on previously identified surficial mineralization. Initially, drilling was conducted at the B Zone in the southwestern extension of the deposit. Here, 1,406.35 m was drilled over 10 holes. This drilling was a combination of step-out drilling and infill, where spacing in 2011 was 100 m rather than 50 m. Pegmatite mineralization was intersected where expected during infill, increasing the confidence levels in geological modeling. Step-out drilling also intersected new mineralization in the southwest, though not all holes successfully intersected pegmatites.

Outside the B Zone, drilling for REE exploration purposes was conducted at ALTW, FLBX and SLW. Geotechnical drilling was conducted in a number of additional areas nearby to the B Zone and also more distal, such as at PA6, the proposed airport site. ALTW is a geophysically anomalous area defined by a 2012 IP-resistivity survey conducted by Abitibi Geophysics. Results here were poor and no obvious cause for the conductivity and resistivity anomalies was defined. The FLBX area is immediately south of the B Zone and may be spatially related to the B Zone. Drilling was designed to test a number of surface features including mineralized pegmatites that breach the host augen gneiss. Drilling successfully intersected the expected targets, though thicknesses were less than expected and REE grades lower than expected. SLW is a zone approximately 1,500 m southwest of the furthest south drilled holes at the B Zone. This zone was drilled on the basis of two IOCC holes that intersected but never followed up on a maximum total thickness of approximately 10 m of pegmatites. Quest drilling successfully intersected pegmatites in all three holes, ranging from a total of 1.33 m to 5.94 m of pegmatites. Table 10.4 summarizes the 2012 drilling.

Table 10.4

Summary of 2012 Drilling

Zone	Metreage	Number of Holes
Alterra	1,089.9	11
ALTW	306.0	3
B East	452.0	3
B Zone	1,406.4	10
FLBX	348.0	3
Geotechnical	950.0	24
Proposed Airport 6	194.0	3
SLW	328.6	3

Total	5,074.8	60

10.5.1	Strange Lake B-Zone Prefeasibility Study Work

A 1,000 m drilling program was planned by AMEC to drill geomechanical and geotechnical monitoring holes for the PFS. These holes were drilled within the proposed pit shell and along its northern edge. In addition, a 150 m decommissioning drilling program was also planned, south of the B Zone Deposit, to assist with the location of the proposed mine infrastructure. This drilling did not affect the 2012 updated mineral resource estimate conducted by Micon.

10.6	MICON COMMENTS

Micon visited the core logging facilities, reviewed the documentation and sampling procedures for the core during its 2012 visit to the site and held discussions with the geological personnel. Micon concludes that the drilling and core sampling at the Strange Lake Project are conducted in a manner which provides representative samples of the mineralization and that the sampling procedures meet current industry best practice guidelines. Therefore, Micon concludes that the samples can reliably be used for resource estimations.

The 2012 drilling program did not add any further information to the data set for the B-Zone mineral resource estimate and there was no drilling conducted on the Strange Lake Project in 2013. Therefore, the 2012 mineral resource estimate remains valid and can be used as the basis for the PFS.

11.0         SAMPLE PREPARATION, ANALYSES AND SECURITY

The following has been extracted from the Micon Technical Report by Lewis et al., 2012.

Written guidelines for core logging and field sampling are outlined in a Quest procedures document (Quest, 2010b, 2011 revised version). Quest supervisory staff maintains that these guidelines are rigorously followed and, while in camp, Micon did not note any deviation from these stipulated procedures and methodologies.

11.1	SAMPLING METHODS, INITIAL QUALITY CONTROLS AND SAMPLE SECURITY

Following delivery of core by the drilling contractor to the secure core shack at the Strange Lake Project camp, the core boxes and core are routinely examined for damage or mislabelling and the core is entered into the local database log file for processing. A technician washes and degreases the core and then enters core and RQD (rock quality designation) measurements into the digital drill form. A geologist logs the hole using Gemcom Gemslogger™ software, taking appropriate photographic records and marking out samples for later cutting. Individual core samples are identified by sequentially numbered sample tags, part of which is later affixed to the core tray and part which accompanies the cut sample to the assay laboratory. Samples with a nominal length of 1 m to 0.5 m are normally marked out for sections of core visually deemed to be “mineralized” or “pegmatitic”, while the remaining core is usually sampled at 2-m interval lengths.

Quest stipulates that all sample assay tag books are entered into a master sample tracking database and assigned to individual geological staff so that each person will be linked to the samples they collected. This database lists where standards, blanks and duplicates are inserted and differentiates drill core samples from rock samples. Sample tag books are pre-labelled to ensure that QA/QC samples are not missed or placed out of sequence. The second tag in the books should be marked, not the first. The first tag goes with the sample to the laboratory.

The Quest sampling procedure, as noted in the May, 2011 Technical Report, (Wardrop, 2011), is as follows:

“Samples should not overlap between different rock and/or sharply defined alteration types, such as dark green alteration in the granite (this does not include presence or absence of melacratic inclusions at Strange Lake); therefore where geological and/or alteration contacts occur, the sample should be split at the contact. Mineralized or anomalous zones, including all pegmatites but otherwise defined as having elevated radioactivity and or focused zones of alteration, should aim to be 1 m or less but greater than 20 cm, while unmineralized (average background radioactivity or weakly altered) samples should aim to be 2 m long; exceptions to this may be at the end of the drill hole (last sample) if there is minimal alteration; samples should never exceed 3 m. For each sample, the from-to interval shall be marked on the core using yellow grease pencils by putting arrows at the start pointing down-hole and at the finish of the interval pointing up-hole (e.g. [☐ your sample # here ☐]). The sample number shall be clearly marked on the core. In the case of duplicate samples, a line shall be drawn down the middle of the core and each sample number marked on either side of the line. The line is a guide for the technician so that they can saw the core first in half as per normal sampling and then split that half – each duplicate is thus a quarter of the core. When entering sample info for duplicates into the drilling database, duplicates should be named “Duplicate A” and “Duplicate B” – the former being the sample duplicated and the latter being the duplicate. Sample tags shall be inserted at the beginning of a sample interval and where duplicates occur, sample tags can be placed adjacent to each other at the start of the interval. All core samples are split by core saw.”

Once the geological logging process has been completed, the core is moved to the sampling room, where technicians saw the core in half using water-cooled diamond-impregnated saw blades. Half of the sawn sample is placed into a plastic sample bag with the respective sample tag, while the remaining core half is returned to the core tray for archiving in core racks at a designated area of camp. The bagged samples are placed into rice bags, for a total of no more than five samples per bag so that the rice bag does not exceed 23 kg in weight, and are sealed using a nylon cinch. The individual rice bags are labelled with the sample interval, company and contact information. Once entered into the shipping database, the rice bags are transported to a secure container to await air shipment to the laboratory.

Diamond drill core and the resulting diamond drill core samples are treated in a secure manner. Drill contractors are contractually obligated to the safeguarding of collected core, until delivered to Quest at a mutually agreed to site, which in this case is the Strange Lake camp core shack. Once core is logged, sampled and samples packaged for shipment, they are temporarily stored at the core shack or another sheltered facility. Samples are batch transported by charter aircraft and delivered directly to the Activation Laboratories Ltd. (Actlabs) preparation laboratory in Goose Bay, Labrador. Once the samples have been prepared for analysis, they are shipped directly by commercial courier to the Actlabs facilities in Ancaster, Ontario for analysis. Coarse and pulp sample rejects are stored in Goose Bay, Newfoundland, at a secure Quest storage facility.

11.2	ANALYTICAL PROCEDURES AND LABORATORIES USED

Quest uses Actlabs, located at 1348 Sandhill Drive, Ancaster, Ontario, L9G 4V5 as the primary independent commercial assaying provider. The laboratory maintains an information web site at www.actlabs.com. Quest submits cut core samples to the Actlab preparation laboratory located in Goose Bay, under strict sample protocol procedures. Actlabs routinely runs its own series of blanks, duplicates and certified reference materials. The frequency of each depends on the analytical method. Actlabs is accredited to ISO 17025 for specific registered tests as per their scope of accreditation Lab# 266. It has also achieved accreditation to CAN-P-15779 which is specific to mineral analysis laboratories.

After sample preparation, core samples for the Quest project undergo several analyses for elements and lithogeochemistry, namely Actlabs codes:

Code-8 REE Assay F Option

Code-4Litho-Quant (11+) Major Elements fusion.

Code-4E – XRF (for niobium).

A description of these individual assaying techniques is provided within the laboratory’s “Schedule of Services and Fees”. The current 2013 Canadian schedule is available at http://www.actlabs.com/files/Canada_2013_Reduced.pdf. The 2011 protocol, company sample handling, analytical methodology and sample security was reviewed and accepted by Wardrop (Wardrop, 2011), which went on to note the following:

“All drill core and rock samples are sent by aircraft directly to Actlabs preparation laboratory in Goose Bay. Employees, officers, and directors of Quest have not conducted any sample preparation prior to the samples being sent to Actlabs.

Upon arrival at ActLabs preparation laboratory in Goose Bay, as a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

Quest’s samples were prepared under ActLabs Code RX 1. This is a crush of the sample (of less than 5 kg) with up to 75% of the material passing a 2 mm screen, split to 250 g, and pulverized under hardened steel to 95% passing through 105 micron screen.

Actlabs, also as a routine practice, automatically uses cleaner sand between each sample. The quality of crushing and pulverization is routinely checked as part of Actlabs quality assurance program.

The prepared samples were then sent, by Actlabs, to their laboratory in Ancaster, Ontario, for Analysis. The remaining sample pulps and sample rejects are stored at the preparation facility in Goose Bay.”

A description of the sample analyses carried out by Actlabs at its Ancaster facility is as follows:

Actlab Code: 8 REE ASSAY PACKAGE; F OPTION

Samples of 0.2-g are fused with a combination of lithium metaborate and lithium tetraborate in an induction furnace to release the fluoride ions from the sample matrix. The fuseate is dissolved in dilute nitric acid, prior to analysis the solution is complexed and the ionic strength adjusted with an ammonium citrate buffer. Subsequent analysis is by Induced Coupled Plasma Mass Spectroscopy (ICP-MS).

The fluoride ion electrode is immersed in this solution to measure the fluoride-ion activity directly. An automated fluoride analyzer from Mandel Scientific is used for the analysis. The detection limit on fluorine is 0.01% F.

Actlab Code: 4LITHO-Quant (11+) Major Elements Fusion

A 1-g sample is digested with aqua regia and diluted to 250 ml volumetrically. Appropriate international reference materials for the metals of interest are digested at the same time. The samples and standards are analyzed on a Thermo Jarrell Ash ENVIRO II simultaneous and sequential ICP, Varian Vista 735 ICP or Thermo 6500 ICP.

Actlab Code: 4E – XRF (For Niobium)

Niobium was analyzed separately by X-ray fluorescence (XRF) due to the low upper detection limit in the ICP-MS method. The trace elements analyses are done on pressed powder pellets made from 6 g of sample. Spectral interferences are corrected from pre-calculated interfering factors. Because of the trace level (<1,000 ppm) of the analytes, only the mass absorptions are corrected for matrix effects. The mass absorption coefficients are derived from measuring the Compton scatter of the rhodium (Rh)-tube. The background and mass absorption corrected intensities are then calculated against the calibrations constructed from 24 international geological reference materials.

For the exploration and resource development samples, Quest has not designated a secondary umpire laboratory and continues to use Actlabs for its routine QA/QC sample analysis for blanks, standards and duplicates. As part of the 2012 Micon review, one diamond drill hole was selected and sent out for “umpire duplicate” sampling to ALS-Chemex (ALS Global).

Umpire quarter core samples were freight delivered to the ALS Chemex preparation laboratory at 1512 Old Falconbridge Road, Sudbury, Ontario P3A 4N8. After crushing and pulverization, pulp samples were couriered to the ALS Chemex primary laboratory facilities in Vancouver, British Columbia for final analysis using analysis code ME-MS81h. This analysis uses ICP-MS methods after carrying out a lithium borate fusion prior to acid dissolution and a high sample to volume ratio in an analytical protocol that is relevant for mineralized rare earth samples. Digital data and the corresponding certificate for this work were issued as 11193099.

Actlabs and ALS-Chemex are independent of Quest.

11.3	SUMMARY OF QA/QC PROCEDURES AND RESULTS

A Quest core sampling procedure and QA/QC protocol was developed in 2009 and was used without change to the beginning of 2011. Some minor modifications for the summer-fall drilling season on sample minimums and adherence to strict contact controls was implemented, but on the main remained unchanged through the 2012 drilling program.

A primary objective is to achieve a 5% insertion rate of QA/QC samples (i.e., standards, blanks and duplicates) into the data stream. This is done on a regular pre-set sample number basis and a frequency of every 50 samples (i.e., staggered but regularly spaced duplicate, blank and standard every sample book of 50 samples) by inserting two standard samples per hundred samples, two blank samples per hundred samples and also cutting two duplicate quarter-core samples on a per 100 sample basis.

On occasion, an additional blank may have also been inserted into the data stream following an interval of high-grade mineralization that is greater than 2 m in core length, in order to track any possible contamination that may be resulting from high grade samples. In order for all QA-QC samples to be “blind”, the names of the standard and blank are not marked on the sample bag or the tag that is sent to the laboratory. Likewise, duplicate samples are not labelled as duplicates on the tags that go to the laboratory.

A similar rate of QA/QC samples is used for rock samples, with standards, blanks and duplicates inserted once per 50 samples. For exploration and resource development samples, as in the case of the drill core samples, sample tag books are pre-marked with the QA/QC samples to ensure that they are not used for rock samples.

11.4	MICON COMMENTS

Micon has reviewed or observed the procedures and protocols used for sample preparation, security and analytical procedures and finds that they meet or exceed industry standards and norms.

12.0        DATA VERIFICATION

The following has been extracted from the Micon Technical Report by Lewis et al., 2012.

12.1	MICON SITE VISIT

Micon most recent visit to the Strange Lake Project was conducted between March 26 and 29, 2012. Micon was assisted during the 2012 visit by a number of employees working for Quest. During this trip, the drilling was reviewed and discussed, core sampling QA/QC was reviewed, and general exploration programs past, present and future were discussed as well as the goals and objectives of the programs.

Micon has reviewed and analyzed data provided by Quest and its consultants, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any program of sampling and assaying on the property. Micon has relied on the previous sampling conducted by Wardrop discussed in its May, 2011, Technical Report (Wardrop, 2011) as verification of the mineralization on the Strange Lake deposit, as well as its own observations during the March, 2012 site visit.

12.2	QUALITY ASSURANCE/QUALITY CONTROL VERIFICATION

Data verification of the analytical results consisted of a desktop and statistical review, a data audit in which 10% of the assay records were manually compared to signed official assay certificates and a comparative re-assaying of a randomly selected diamond drill hole.

12.2.1	Blanks

During 2011, Quest used commercially available bagged quartz silica sand as its blank sample. Prior to and during 2009, other blank materials were used, such as an internal material referred to as “Blank-Q”

An initial review of analytical results for all of the Strange Lake drilling carried out on the Main and B Zones indicates that possibly 44 samples out of a total of 276 blanks (i.e., 16%) may show some signs of sample cross-contamination. At least one sample (307750) is definitely not a blank. It is recommended that the sample results proceeding and following this sample are examined in order to verify that has not been accidently switched in the original assay certificate.

The majority of the contaminated “blanks” show elevated values of Zr, LREE and Hf. Overall, the HREE values are acceptable. All of these samples were collected in 2009. It is recommended that an expanded audit be completed to check if these samples are not simply mislabeled Blank-Q.

Blank-Q represents a visually clean quartz vein sample that was collected from a “metapelite outcrop” pit and used as a pragmatic blank during the initial exploration work in 2009 when the high purity silica blanks had been exhausted. This locally derived blank gives an acceptable average baseline to which individual sample results can be regressed to. A total of 30 such samples were identified in the diamond drilling database.

Overall, the analyzed blanks were found to be of sufficient quality and no significant problems with the analytical database have been identified.

12.2.2	Control Standards

Quest has made a decision to use in-house control standards, of which several have been implemented over the years.

Prior to 2009, an internal set of standards termed STD-1 and STD-2 were prepared from material collected at a pit (at Main Zone?). Reportedly, four reference assays made for each sample in order to establish the nominal assay values. In total, 40 STD-1 and 48 STD-2 samples were found in the BZ database.

The current series of BZ-series control standards was prepared by Hazen Research Inc. (Hazen) as cut subsets from material collected in 2009 by a diamond drilling bulk sampling program. As described by Wardrop (2011), this metallurgical sample was collected by a five-hole, 340 m drill program at the BZ09001 drill site oriented at various dips and azimuths in DDH’s BS09001 to BS09005 (inclusive).

“The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200 L fuel drums. The drums were wire sealed and sent by de Havilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson; only two trips were required for three drums of samples. From Schefferville the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling.

From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen.”

Of the three original logging categories, for purposes of the Quest control standards, the following apply:

“high grade” corresponds now to standard BZHG.

“low grade” corresponds to standard BZLG.

“altered” corresponds to BZMG.

In total, 45 samples of each of the three Quest standard categories were submitted for a round robin series of analysis to three laboratories (15 samples per laboratory) in order to determine the “best value” (certified value) of the standards. These samples were sent to Actlabs, ALS-Chemex and Acme Analytical Laboratories Ltd. (Acme). The recommended average values have been calculated.

The overall conclusion is that the results of the round robin testing are of an acceptable level of accuracy, for this level of in-house standards. Normal standard practice, for “in-house standards” round robin assaying is to use five independent and reputable laboratories. The 2012 set of work only used three independent laboratories for the in-house standards but even only using three laboratories the in-house standards are valid.

In comparing the Hazen head grades to the results obtained by the round robin, there is very good correlation of results at the weight percent level. This indicates that there had been very good homogenization of the bulk sample and/or very good subsampling protocols used by Hazen in splitting out material to be used for the standards. The material supplied to Hazen was primarily provided by Actlabs.

12.2.3	Control Duplicates

The Quest duplicate protocol used in 2009-2010 was to cut two quarter cores of the top-half cut of sawn core when a duplicate sample was deemed to be needed and indicated by a sample numbering scheme. The physical upper quarter, when viewed in a core box, was flagged as DUP-A, while the lower quarter was flagged DUP-B. DUP-B was also given the immediate following assay number to that of DUP-A. This system was implemented as an attempt to minimize introduced biases due to volume differences.

In the summer of 2011, when data was transferred from Target to the GEMS SQL database system, samples which had been flagged as DUP-A were listed as part of the normal data sample stream. DUP-B samples now reside in the QA/QC table as an indicated duplicate. At that time, the duplicate sampling protocol was changed to a more traditional method of cutting and submitting complete half core for assay and quartering the remaining core in the box for duplicate sample purposes.

In reviewing the 2012 GEMS databases against the 2009-2010 Target database, there appear to be five more DUP-As in Target than there are QA/QC duplicates in GEMS. This would tend to indicate that possibly five duplicate samples are missing from the current database which needs to be explained. No significant errors or biases were detected by duplicate sampling checks.

12.2.4	Sample Characteristics

The average sample length taken by Quest staff during the period of 2009 through the first quarter of 2011 was 1.56 m and a mode of 2 m (see Figure 12.2). In addition, 537 measured samples return an average density of 2.73.

12.2.5	Umpire Sampling

A total of 131 samples were sub-sampled by quarter-sampling one drill hole selected at random and sent to ALS-Chemex as part of a due diligence umpire checks under the direction of Micon. In addition to the quarter core, staff also inserted a set of QA/QC blanks and standards to reproduce the original data submittal set. Data were received for these samples in late October, 2011. Data are contained in an ALS-Chemex certificate numbered TM11193099 and dated October 17, 2011.

Figure 12.2

Quest Sample Length Distribution

Plots of the original DDH BZ10040 results (see Figure 12.3) show a typical negative Eu dip anomaly and horizontal “bat-wing” REE pattern developed due to elevated HREE. The sampling also clearly shows that the intersected BZ10040 samples of pegmatite versus the granite are in general elevated in HREE, but in some cases are depleted in LREE relative to granite. Note that a single aplite sample is also quite elevated in REE content.

Figure 12.3

Normalized REE Pattern of DDH BZ10040 Sampling (N = 129)

Of the 131 umpire duplicate samples submitted to ALS-Chemex, 123 samples represent fresh quarter core from the remaining original half core that was in the core racks on site; 3 samples represent Duplicate B quarter cores; 2 samples are silica sand blanks; 2 samples are BZLG standards; and 1 sample was initially submitted as a BZMG standard in 2010, but is replaced by a 2011 BZHG standard. The 2011 resampling retains the same sample numbering system as the original. Table 12.1 summarizes the results of the control samples.

Table 12.1

2011 Submitted Control Samples BZ10040

Sample	Initial 2010 Sample Type	Duplicate 2011 Sample Type
105998	DUP B	flagged insufficient
106000	BZLG	BZLG
106025	Blank	Blank
106048	DUP B	flagged insufficient
106050	BZMG	BZHG
106075	Blank	Blank
106098	DUP B	flagged insufficient
106100	BZLG	BZLG

A preliminary A/B comparison of the resampling results involved calculating the “Half Absolute Residual” (HARD) values. This involves taking half of the absolute value of the relative difference of the initial and subsequent assay as a function of the assay sample average, and is expressed by the formula:

HARD =  1/2 * ABSOLUTE [(A-B) / (A+B)]

Table 12.2

summarizes the calculated HARD values for resampling.

Table 12.2

2011 Summary of Calculated HARD Values, BZ10040 Re-sampling

Element	Maximum (%)	Minimum (%)	Average (%)	Median (%)	Mode
Y	26.3	0.0	4.0	2.6	—
Zr	30.8	0.1	3.8	2.7	—
La	20.2	0.0	4.5	3.2	0.002488
Ce	21.3	0.0	4.2	3.1	0.071429
Pr	22.7	0.0	4.6	3.3	—
Nd	26.8	0.1	4.7	3.1	—
Sm	20.1	0.1	4.8	2.9	0.045045
Eu	30.0	0.0	5.1	3.0	0
Gd	24.2	0.0	5.0	3.7	0
Tb	22.7	0.1	4.7	3.1	0.035714
Dy	25.3	0.0	4.3	2.5	0.038462
Ho	28.1	0.0	3.9	2.2	—
Er	29.2	0.0	4.3	3.4	0
Tm	29.2	0.0	4.3	3.2	0.166667
Yb	29.9	0.0	4.1	3.0	0.044379
Lu	30.5	0.0	4.2	3.1	—
Hf	34.3	0.1	5.2	4.4	0.125

The maximum HARD values are all returned by four of the inserted control standards, namely the two blanks which have initial low REE values and will as is normal return a large relative value on re-assay, sample106048 DUP_B, which may be showing a pegmatite nugget effect, and the mis-matched control standard sample 106050 which compared BZMG with BZHG. Several other samples show HARD values in the order of 10%, which is assumed to be due to a sampling nugget effect.

The A/B analytical results indicate that the Actlab results are of acceptable quality and show no significant systemic bias when compared to the ALS-Chemex results. The R2 values generated from these charts are shown in Table 12.3.

Table 12.3

Summary of 2010 A/B Comparison BZ10040 Umpire Re-assaying Results

Element	Linear Fit (y=)	R-squared Value
Y	1.017x	0.9161
Zr	0.896x	0.8595
La	0.9257x	0.8064
Ce	0.8984x	0.8865
Pr	0.8571x	0.882
Nd	0.8401x	0.9049
Sm	0.9668x	0.8906
Eu	0.9256x	0.8689
Gd	0.9928x	0.8595
Tb	1.0314x	0.8971
Dy	1.006x	0.9094
Ho	1.0251x	0.9162
Er	0.9609x	0.9125
Tm	0.9414x	0.908
Yb	0.9677x	0.8974
Lu	0.9748x	0.8882
Hf	1.1823x	0.8595

Other Properties

In addition to its interests in the Strange Lake Property, Quest also holds various interests in the following properties: Misery Lake, Québec; Alterra Strange Lake, Newfoundland and Labrador; and Voisey’s Bay, Newfoundland and Labrador.

These properties are not considered by the Corporation to be material for the purposes of NI 43-101. They are currently in the exploration stage and mineralization with economic significance has not yet been identified on either property to date. However, the Corporation has elected to describe below the properties for which exploration costs have been incurred and with respect to which the Corporation is not writing-off such costs in conformity with CICA Accounting Guideline, Enterprises in the Development Stage, AcG-11.

Misery Lake Property, Québec

The Misery Lake Property consists of a single claim block comprising 924 claims in Québec. The property is located 120 km south of the Strange Lake Project and covers a total of 44,856 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. Since then Quest has completed several phases of exploration including: till survives, prospecting and channeling, bedrock mapping, air and ground geophysics and drilling.

Based on the finding of the 2012 exploration program the property was reduced to the area that surrounds the main Misery Lake Intrusion (Figure 1). The Misery Lake geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Figure 1 – Quest Claims

Current Work

The project personnel have completed several assessment reports on the Misery Lake Property which have been filed to Government authorities.

In early March 2013, Quest awarded to Abitibi Geophysics of Val D’Or, Québec a contract for the completion and interpretation of a winter geophysical program at its Misery Lake Project.

The program consisted of a GPS-integrated ground magnetic field survey over the entire Misery Lake Intrusion as shown in Figure 2. The configuration of the survey grid consisted of 71 north-south oriented lines with a line spacing of 100 m and 8 east-west oriented tie-lines with a spacing of 1,000 m. A total of 470.5 line-km was completed between March 20 and April 6, 2013. Several short to moderate wavelength magnetic anomalies, not detected from the airborne magnetic survey, were identified from the present ground magnetic survey (Figure 3). An unconstrained magnetic inversion model was performed on the ground magnetic data. The 3D inversion model returned a strong magnetic feature located in the middle of the intrusion (Figure 4). Several faults and a possible diatreme structure were also identified by this survey.

Figure 2 – Geophysical ground grid over airborne first vertical derivative

Figure 3 – 2013 magnetic ground survey, First vertical derivative.

Figure 4 – 2013 Misery Lake, Magnetic Susceptibility, Vertical Section

Future Work

Quest is planning on completing a 2,400 meters drilling program on its Misery Lake Property during the 2014 winter season. The goal of this program is to test targets that have been refined by the 2013 ground geophysical program as well as those targets that have been obscured by the lake. Surface work has identified a mineralized float trend on the eastern side of the outer magnetic ring. The extrapolation of this trend back to the lake where it intersects a magnetic feature under the lake will also be tested.

Alterra - Strange Lake Option Property, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Québec Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. and Alterra Resources, a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located near the center of the Strange Lake Alkali Complex, which straddles the border between eastern Québec and western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

As at October 31, 2012, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share (October 31, 2011 — 15,000 common shares at a price of $1.887 per share; November 1, 2010 — nil) and incurred $751,572 in exploration expenditures (October 31, 2011 — $151,562; November 1, 2010 — $11,695).

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remains unchanged.

During the fiscal year ended October 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed. As at October 31, 2013 a 50:50 joint venture with Search and Alterra had not been formed. The discussions with Search Minerals Inc. are currently progressing.

Current Work and Future Exploration Activities

A recommendation was made not to exercise the option of earning a further 15% interest in the property but to convert the option agreement into a 50-50 joint venture with Search to undertake all future exploration on the property. The discussions with Search Minerals are currently progressing.

Voisey’s Bay Property, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Current Work

The project personnel is completing an assessment report which will be filed to Government authorities.

RISK FACTORS

In the course of its business and affairs, the Corporation faces the following risks factors, several of which apply to a business involved in mineral exploration and development and most of which are beyond the Corporation’s control. As a result, the securities of the Corporation must be considered as speculative. The following risk factors do not necessarily comprise all of the risks to which the Corporation is or will be subject.

Risks Related to the Business

Exploration and development

Resource exploration and development is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration and development of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration and development programs will result in a profitable commercial-mining operation.

Significant capital investment is required to achieve commercial production from successful exploration and development efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

Any figures for mineral resources contained or incorporated by reference in this annual information form are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

No assurance of commercially-mineable bodies of ore

All of the Corporation’s properties, excluding the Strange Lake Property, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially-mineable (or viable) ore body exists on any of the Corporation’s properties. There is no certainty that any expenditure made in the exploration and development of the

Corporation’s properties will result in discoveries of commercially-recoverable quantities of ore. Such assurance will require completion of final comprehensive-feasibility studies and, possibly, further associated exploration and development and other work that concludes a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Corporation will be required to raise substantial additional funds.

Environmental factors

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental legislation, if any, will not adversely affect the Corporation’s operations or result in substantial costs and liabilities to the Corporation in the future. Furthermore, environmental hazards which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators may exist on the Corporation’s properties.

Dependence on future financings

The Corporation has not generated any revenues since its incorporation. The Corporation’s plan of operations involves the implementation and execution of exploration and development programs on its properties. There is no assurance that these exploration and development activities will result in the establishment of commercially-exploitable mineral deposits on these properties. Even if commercially-exploitable mineral deposits are discovered, the Corporation may require substantial additional financing in order to carry out the full exploration and development of its properties before it is able to achieve revenues from sales of mineral resources that the Corporation is able to extract. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development plans.

Absence of profitability

Since incorporation, the Corporation has incurred losses and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Corporation has no history of earnings or of a return on investment, and there is no assurance that any of the properties that the Corporation has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Title to mineral exploration properties

The acquisition of title to mineral exploration properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed or otherwise claimed, including claims with respect to aboriginal land title. While the Corporation has diligently investigated title to its properties, they may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects. There is no guarantee that title to the Corporation’s properties will not be challenged or impugned. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair the Corporation’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Corporation’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal people, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Corporation’s title to its properties could have a material adverse effect on the Corporation’s business, financial condition or results of operation. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle, which could adversely affect the Corporation’s profitability.

Dependence on key personnel

The Corporation’s success is highly dependent upon the performance of key personnel working in management, supervisory and administrative capacities or as consultants. Given the increased activity in the resources area, there is intense competition for skilled mining personnel. The loss of the services of its senior management or key personnel could have a material and adverse effect on the Corporation and its business and results of operations.

Reliance on independent contractors

The Corporation’s success depends to a significant extent on the performance and continued service of independent contractors. The Corporation will contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on the Corporation and its business and results of operations and could result in failure to meet its business objectives.

Potential profitability dependent on factors beyond the Corporation’s control

The potential profitability of any of the Corporation’s current or future properties will be dependent upon many factors beyond its control. For example, world prices of and markets for rare earth metals and minerals are unpredictable, highly volatile, potentially subject to governmental interference, expectations of inflation, levels of supply and demand, pegging and/or controls, currency-exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods, and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the properties. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways that the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations could have an impact on profitability or eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Corporation’s financial performance.

An estimated 97% of the market for rare earth metals is currently controlled by China. Due to the establishment by China of strict controls on REE mining, production and export in order to maximize its own use of the resources, the global REE industry has experienced fundamental changes in the last few years, the most fundamental being the shifting from an oversupplied market to a demand-shortage market.

During the 1990s and early 2000s, significant production surpluses and coincident low REE prices led to most non-Chinese rare earth metal producers ceasing their operations and almost exclusive reliance on Chinese supplies. With curbing exports from China and continued growth demand elsewhere, particularly in Japan, South Korea, Taiwan, Europe and the United States, great concern has been caused by this supply-demand deficit. There is no assurance that China will adhere to the announced production and export limits in the future and that this supply-demand deficit will last on a mid-term or long-term basis. A decision from China to increase exports in the future and a shifting from a demand-shortage market to an oversupplied market could materially affect the Corporation’s future financial performance.

Regulations and mining law, governmental regulation

Mining operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Corporation would not proceed with, or would postpone, the development and operation of a mine or mines.

Exploration, development and mining of properties in which the Corporation has an interest will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production, price controls and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Corporation’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the properties in which the Corporation has an interest. To the extent such approvals are required and not obtained, the Corporation’s planned exploration, development and production activities may be delayed, curtailed or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Corporation, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Corporation’s operations and prospects.

Portion of properties in Newfoundland and Labrador

Quest’s Strange Lake Main Zone straddles the border between Québec and Newfoundland and Labrador. Quest understands that the border between the two provinces in this region has never been precisely determined by a registered land survey. As a result, Quest cannot determine with certainty the portions of the Strange Lake Main Zone which are in Québec and Newfoundland and Labrador, respectively. In the event that Quest wished to explore and develop the Strange Lake Main Zone, it would be unclear in certain instances as to whether the laws of Québec or of Newfoundland and Labrador would apply.

In addition, the land covering the Labrador portion of the Strange Lake deposit (Main Zone) falls within Labrador Inuit Association “Exempt Lands”, as a result of which no mineral claim staking is allowed. In this regard, in January 2012, the Labrador Inuit Settlement Area (“LISA”) Regional Planning Authority announced that it has submitted a report on land use to the Newfoundland and Labrador Government and Nunatsiavut Government (the Inuit legislature). Upon receipt of comments from the two governments, the Regional Planning Authority will finalize the Regional Land Use Plan for the LISA, and submit the final draft Regional Land Use Plan to the two governments.

Further, on April 8, 2008, the Nunatsiavut Government declared a three-year moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands. The moratorium does not apply to exploration for uranium. On December 14, 2011, the Nunatsiavut Assembly unanimously voted to lift the moratorium.

At present, Quest is focusing on the exploration and development of the Strange Lake B-Zone, which is entirely in Québec, and is not actively exploring the Strange Lake Main Zone.

Mineral claims subject to surface rights

Some of the land covered by the claims comprising the Strange Lake Property is situated within the Province of Québec. The Province of Québec, like other Canadian provinces, allows staking of mineral rights on privately-held lands and the carrying out of assessment work. However, the Corporation may be required to negotiate access and provide compensation to an owner of surface rights if damage occurs to the owner’s property during the course of exploration and development.

Required permits and licenses

The Corporation’s operations may sometimes require licenses and permits from various governmental authorities. The Corporation believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that the Corporation will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of a particular property.

Permission from native people

As the Corporation may in future require an ore pipeline and port on land controlled by the Labrador Inuit, it may be necessary for the Corporation to obtain permission from the Labrador Inuit to construct and operate any such project. There can be no assurances that the Corporation will be able to obtain such permission, to the extent required.

Pipeline technological challenges

It may be necessary for the Corporation to construct and operate an overland pipeline, which may constitute a technological challenge due to the cold climate of the region. The Corporation believes that technology exists to build and operate overland pipelines in cold regions. However, no assurances can be given in this regard.

Competitive nature of the mining industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other mining exploration companies and with mining companies, many of which have greater financial resources than does the Corporation, for the acquisition of mineral claims, leases and other mineral interests, access to financing as well as for the recruitment and retention of qualified employees and other personnel.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

Operating hazards and risks

Mineral exploration and development and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Corporation is undertaking and proposes to undertake will be subject to all of the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration and development programs. Although the Corporation has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Insurance

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of the Corporation’s securities.

The Corporation is not currently insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and development and production) has not been generally available to companies within the industry. The Corporation will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Corporation’s available funds or could exceed the funds that the Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Conflicts of interest

Certain of the Corporation’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its stakeholders. In addition, each of the Corporation’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

Risks Related to the Market

Volatility of share prices

Share prices are subject to changes because of numerous factors beyond the Corporation’s control, including reports of new information, changes in the Corporation’s financial situation, the sale of the Corporation’s common shares in the market, the Corporation’s failure to achieve financial results in line with the expectations of analysts, or announcements by the Corporation or any of its competitors concerning results. There is no guarantee that the market price of the Corporation’s common shares will be protected from any such fluctuations in the future.

Further equity financing

The Corporation will require additional funds to fund further exploration and development. If the Corporation raises additional funding by issuing additional equity securities, such financing may dilute the holdings of the Corporation’s shareholders.

No dividends

The Corporation has not paid any dividends on its common shares. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.

DIVIDEND POLICY

The Corporation’s policy is to retain earnings, if any, in order to finance future growth. The Corporation has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.

CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

Common Shares

The holders of the Corporation’s common shares are entitled to: (i) one vote per share at all meetings of shareholders; (ii) receive any dividend declared by the Corporation on the common shares; and (iii) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, receive the remaining property of the Corporation upon dissolution, liquidation or winding up.

As at October 31, 2013, 67,237,044 common shares of the Corporation were issued and outstanding.

Preferred Shares

The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of preferred shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation. The directors of the Corporation will, by resolution duly passed before the issue of any preferred shares of any series, determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series, including, without limitation, dividends, redemption and conversion rights. No preferred shares will entitle holders thereof to vote at any meeting of shareholders, except as provided pursuant to the Canada Business Corporations Act. In the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the preferred shares of each series will receive, on a parity basis and before any distribution of the assets of the Corporation is made among the holders of the Corporation’s common shares and any other shares ranking junior to the preferred shares, an amount equal to the redemption price for such shares plus an amount equal to any dividends declared thereon but unpaid.

As at October 31, 2013, no preferred shares of the Corporation were issued and outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol “QRM”. The following table sets out the monthly price and volume of trading for the common shares of the Corporation on the Toronto Stock Exchange during the fiscal year ended on October 31, 2013:

		Price range
Year	Month	High	Low	Volume
2012	November	$1.27	$0.90	1,713,364
	December	1.28	0.93	3,339,242
2013	January	1.19	1.02	1,796,365
	February	1.06	0.68	1,628,382
	March	0.81	0.59	1,227,180
	April	0.60	0.40	1,100,138
	May	0.75	0.44	1,573,066
	June	0.62	0.445	650,036
	July	0.78	0.46	1,570,453
	August	0.84	0.57	1,002,071
	September	1.03	0.56	2,952,022
	October	0.95	0.77	2,869,870

The following table sets out the monthly price and volume of trading for the common shares of the Corporation on NYSE MKT during the fiscal year ended October 31, 2013:

		Price range
Year	Month	High		Low		Volume
2012	November	US$	1.28	US$	0.90	466,522
	December		1.28		0.93	398,807
2013	January		1.22		0.98	361,494
	February		1.04		0.67	477,786
	March		0.80		0.58	262,671
	April		0.59		0.39	288,425
	May		0.73		0.44	296,382
	June		0.64		0.44	182,054
	July		0.74		0.43	440,000
	August		0.80		0.55	237,528
	September		1.00		0.53	690,057
	October		0.90		0.75	254,461

Prior Sales

Stock Options

The following table sets out details of all the Corporation’s stock options granted during the fiscal year ended on October 31, 2013 under the Corporation’s 2012 Stock Option Plan:

Date of grant	Number of options	Exercise price	Expiry date

February 12, 2013	85,000	$0.97	February 12, 2018

May 22, 2013	42,500	$0.64	May 22, 2018

Warrants and Compensation Options

The following table sets out details of all the common share purchase warrants issued by the Corporation during the fiscal year ended on October 31, 2013:

Date of Issuance	Type of Security	Number of Securities		Exercise Price	Expiry Date

July 25, 2013	Common share purchase warrants	506,000	(1)	$0.80	January 25, 2013

January 25, 2013	Compensation options	203,094	(1)	$0.50	January 25, 2013

(1)	Issued pursuant to the private placement of the Corporation that closed on July 25, 2013.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As at October 31, 2013, to the Corporation’s knowledge, none of the Corporation’s securities were in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

The following information sets out, for each director and executive officer of the Corporation, his name, province or state and country of residence, the positions and offices in the Corporation currently held by that individual, the period during which such individual has served as a director of the Corporation and that individual’s principal occupation during the past five years:

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years
Peter J. Cashin(4) Ontario, Canada	President, Chief Executive Officer and Director	2007	President and Chief Executive Officer of the Corporation since April 24, 2008 Prior thereto, Manager of Investor and Corporate Affairs Alexis Minerals Corporation (mining exploration company)

Robert L. Leclerc, Q.C.(1)(2)(3) Nevada, U.S.A.	Chairman of the Board of Directors	2010	Business Consultant

Ronald Kay(3)(4) Québec, Canada	Director	2007	Business Executive Chief Financial Officer of the Corporation from June 6, 2007 to January 3, 2011 Vice-President(5) Freewest Resources Canada Inc. (mining exploration company)

John Panneton(1)(2)(3)(4) Ontario, Canada	Director	2011	Retired Business Executive since December 2010 Prior thereto, Vice-Chairman Dundee Capital Markets (full-service investment bank)

Name, province and country of residence	Office	First year as director	Principal occupation within the five preceding years
			From 2008 to 2010, Executive Vice-President Dundee Wealth (wealth management firm) Prior thereto, President Goodman Private Wealth Management (investment counsel firm)

Michael Pesner, CPA, CA (1)(2)(3)(4) Québec, Canada	Director	2007	President Hermitage Canada Finance Inc. (financial advisory services company)

George Potter(1)(2)(4) Ontario, Canada	Director	2011	Retired Mining Executive since March 2011 Prior thereto, Senior Vice-President Capital Projects Barrick Gold Corporation (gold mining company)

Neil Wiener Québec, Canada	Director and Secretary	2007	Partner Heenan Blaikie LLP (law firm)

Mark Schneiderman, CPA, CA, CFE Québec, Canada	Chief Financial Officer	—

Chief Financial Officer of the Corporation since January 3, 2011

Treasurer of the Corporation from April 24, 2008 to January 3, 2011

Chief Financial Officer(6) Freewest Resources Canada Inc. (mining exploration company)

Dr. Dirk Naumann(7) Ontario, Canada	Executive Vice-President, Development	—	President Juniper Associates Ltd. (a mining consulting company)

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Technical Committee.
(5)	Ronald Kay was a Vice-President of Freewest Resources Canada Inc. (“Freewest”) until its acquisition by Cliffs Natural Resources Inc. on January 27, 2010.
(6)	Mark Schneiderman was appointed Chief Financial Officer of Freewest on April 26, 2007. Freewest was acquired by Cliffs Natural Resources Inc. on January 27, 2010.
(7)	Dr. Dirk Naumann was appointed Vice-President, Operations of the Corporation on May 24, 2013.

Each director serves as a director until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.

As of January 24, 2014, the directors and executive officers of the Corporation, as a group, beneficially own or otherwise exercise control or direction over, directly or indirectly, an aggregate of 1,361,260 common shares of the Corporation, representing 2.02% of the issued and outstanding common shares of the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer is, as at the date of this annual information form, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company that

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

No director or executive officer of the Corporation or any shareholder holding a sufficient number of common shares of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date of this annual information form, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of: Michael Pesner, who was until May 25, 2011 a director of Prestige Telecom Inc., which filed in November 2011 a notice of intention to make a proposal to its creditors pursuant to the Bankruptcy and Insolvency Act (Canada), which proposal was accepted by the creditors on March 12, 2012 and for which a Final Order from the Québec Superior Court was obtained on March 28, 2012;

(b)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to reasonable investor in making an investment decision regarding the Corporation.

The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers.

Conflicts of Interest

The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may enter into transactions with the Corporation or participate in ventures with the Corporation, the directors and officers of the Corporation may have conflicts of interest. In the event that such conflict of interest arises, a director who has such a conflict will abstain from voting with respect to any such transaction or venture at all meetings of the Corporation’s Board of Directors.

INFORMATION ON THE AUDIT COMMITTEE

1.	Charter of the Audit Committee

The charter of the Audit Committee is annexed to this annual information form as Schedule A.

2.	Composition of the Audit Committee

The Audit Committee is comprised of Michael Pesner (chairman), Robert L. Leclerc, John Panneton and George Potter. Under National Instrument 52-110 Audit Committees (“NI 52-110”), a director of an audit committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably be expected to interfere with the exercise of the member’s independent judgment. The Board of Directors has determined that Michael Pesner, Robert L. Leclerc, John Panneton and George Potter are independent members of the Audit Committee.

The Board of Directors has determined that each of the four members of the Audit Committee is “financially literate” within the meaning of section 1.6 of NI 52-110, that is, each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

3.	Education and Relevant Experience

The education and related experience of each of the members of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below.

Michael Pesner, CPA, CA. has been President of Hermitage Canada Finance Inc. since 2002, a firm specializing in financial advisory services. He was previously a partner in financial advisory services at KPMG LLP, Chartered Professional Accountants, in Montreal, specializing in corporate finance, mergers and acquisitions, divestitures, restructuring and corporate recovery in Canada. Mr. Pesner holds a Bachelor of Commerce degree in Finance and Administration from McGill University as well as a Bachelor of Arts degree from Concordia University. Mr. Pesner is also a Chartered Professional Accountant, a licensed Trustee in Bankruptcy and a Certified Insolvency and Restructuring Professional. Mr. Pesner is a director of Richmont Mines Inc., a company listed on NYSE MKT and the Toronto Stock Exchange, Le Château Inc., a company listed on the Toronto Stock Exchange, Alexandria Minerals Corporation and Liquid Nutrition Group Inc., two companies listed on the TSX Venture Exchange, Bitumen Capital Inc., a capital pool company listed on the NEX trading board of the TSX Venture Exchange, and Unite Capital Corp., a capital pool company.

Robert L. Leclerc, Q.C. is a business and legal advisor and, from June 2004 until April 2012, was Chairman of Minefinders Corporation Ltd. and also served as Chairman of that company’s Audit Committee. Minefinders was listed on the Toronto Stock Exchange and NYSE MKT. From April 1997 to February 2003, Mr. Leclerc was Chairman and Chief Executive Officer of Echo Bay Mines Ltd., then listed on the Toronto Stock Exchange and American Stock Exchange, and prior thereto was its Chairman. Before joining Echo Bay Mines Ltd., Mr. Leclerc practiced law in Montreal (from 1968 to 1978) and in Edmonton (from 1978 to 1996). His last position was Chairman and CEO of, and a partner in, the Canadian law firm Milner Fenerty (now part of Dentons). Mr. Leclerc holds a Bachelor of Arts degree from the Université de Montréal and a Bachelor of Civil Law degree from McGill University.

John Panneton had a 30-year career with CIBC Wood Gundy, including serving as its Executive Vice-President. He later became Chief Executive Officer of CIBC Investment Management Corporation and between 1990 and 1995 was Chairman of CIBC (Suisse) S.A. In 1998, Mr. Panneton joined Dundee Bancorp and was appointed President of Dundee Securities Corporation. In 2003, Mr. Panneton was seconded to Goodman Private Wealth Management as President. In 2008, Mr. Panneton was appointed Executive Vice-President of Dundee Wealth and oversaw its independent and corporate sales force. In 2010, he was appointed Vice-Chairman of Dundee Capital Markets. Over Mr. Panneton’s distinguished career, he has served on several public and philanthropic boards, and has extensive knowledge of the Canadian capital markets.

George Potter is a senior mining executive with more than 36 years of international experience in project development and operations. Mr. Potter has had significant exposure to multi-element projects in various parts of the world, including Canada, the United States, Chile, Argentina, Peru, Australia, the Dominican Republic, Ghana, Tanzania, Guinea, South Africa and Zimbabwe. Most recently, Mr. Potter served as Senior Vice-President Capital Projects of Barrick Gold Corporation, where he played a leadership role in the construction of the Veladero, Lagunas Norte, Cowal, Tulawaka and Buzwagi projects. He was also involved in the Placer Dome acquisition and was responsible for the development of the Barrick project pipeline, that included early-stage projects such as Pueblo Viejo, Pascua Lama, Cero Casale, Donlin Creek, Reko Diq and Kabanga. Prior to joining Barrick Gold Corporation, Mr. Potter was Managing Director Capital Projects of AngloGold Ashanti, where he was involved in a number of development projects from 1993 to 2004, including Siguiri, Geita, Bibiani and Obuasi. His experience also includes projects with Barlow Rand (1983 to 1993) and Rio Tinto (1975 to 1983). Mr. Potter holds a diploma from the Bulawayo School of Mines, Zimbabwe.

4.	Pre-approval Policies and Procedures for Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

5.	External Auditor Fees

(a) Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, accounting consultations, and related matters. Ernst & Young LLP, Chartered Professional Accountants, the Corporation’s external auditors, billed the Corporation $94,950 in audit fees in the fiscal year ended October 31, 2013 and billed the Corporation $85,665 in audit fees in the fiscal year ended October 31, 2012.

(b) Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit and which are not reported under “Audit Fees” above. Ernst & Young LLP, Chartered Professional Accountants, the Corporation’s external auditors, billed the Corporation $10,508 in audit-related fees in the fiscal year ended October 31, 2013 and billed the Corporation $45,220 for audit-related fees in the fiscal year ended October 31, 2012.

(c) Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Ernst & Young LLP, Chartered Professional Accountants, the Corporation’s external auditors, billed the Corporation $35,205 in tax fees in the fiscal year ended October 31, 2013 and billed the Corporation $63,893 for tax fees in the fiscal year ended October 31, 2012.

(d) All Other Fees

Ernst & Young LLP, Chartered Professional Accountants, the Corporation’s external auditors, did not bill the Corporation for other services in the fiscal years ended October 31, 2013 and 2012.

6.	Reliance on Exemption

Notwithstanding that the Corporation is providing this information on the Audit Committee in this annual information form, the Corporation is relying on the exemption set out in section 6.1 of NI 52-110 with respect certain reporting obligations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management is not aware of any material litigation outstanding, threatened or pending as of the date hereof by or against the Corporation other than in the normal course of business.

During the fiscal year ended October 31, 2013, the Corporation was not subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation believes that, other than as may be set out in this annual information form, no director or executive officer of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above, has any material interest, direct or indirect, in any transaction which materially affected the Corporation or would materially affect the Corporation since the date of the Corporation’s incorporation.

TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrars for the common shares of the Corporation are Computershare Investor Services Inc. at its principal offices in Montreal and Toronto and Computershare Trust Company, N.A. at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

During the fiscal year ended October 31, 2013, the Corporation did not enter into any material contracts, other than contracts entered into in the ordinary course of business, with the exception of the following:

Agency Agreement

On July 25, 2013, the Corporation entered into an Agency Agreement (the “Agency Agreement”) with Jones, Gable and Company Limited (the “Agent”) pursuant to which the Agent agreed to distribute, on a best-efforts agency basis, subject to issuance by the Corporation, in accordance with the terms and conditions of the Agency Agreement, 1,012,000 units and 4,065,360 “flow-through” common shares at a price of $0.50 per unit and $0.55 per “flow-through” common share, for aggregate gross proceeds to the Corporation of approximately $2.7 million. See “General Development of the Business – Three-Year History”. Each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles its holder to purchase one additional common share of the Corporation at a price of $0.80 until January 25, 2015, 18 months from the closing date of the private placement, subject to the condition that if at any time prior to the expiry date of the warrants, the volume weighted average price of the common shares of the Corporation on the Toronto Stock Exchange exceeds one dollar twenty cents ($1.20) for a period of not less than twenty (20) consecutive trading days, the Corporation may reduce the period during which the warrants may be exercised (the “Acceleration Right”) such that the warrants will expire on the date which is thirty (30) days after the date on which the Corporation sends a notice thereof to the holder of the warrants.

The Agency Agreement contained customary provisions including, among others, for: (i) the payment by the Corporation of a cash commission to the Agent in an amount equal to 6% of the gross proceeds of the private placement; (ii) the payment of a corporate finance fee of $35,000; (iii) the payment of an additional corporation finance fee of $15,000 should the Agent be successful in placing at least 800,000 units; (iv) issuance by the Corporation of compensation options to the Agent, entitling the Agent to acquire additional common shares of the Corporation in a number equal to 4% of the total number of units and “flow-through” common shares issued and sold pursuant to the private placement; and (v) the indemnification of the Agents upon the occurrence of certain events. The private placement was completed on July 25, 2013 with the issuance and sale by the Corporation of 1,012,000 units at a price of $0.50 per unit, for gross proceeds to the Corporation of approximately $506,000, and 4,065,360 “flow-through” common shares at a price of $0.55 per share, for gross proceeds to the Corporation of approximately $2.2 million, representing aggregate gross proceeds to the Corporation of approximately $2.74 million. A copy of the Agency Agreement may be found under the Corporation’s profile on SEDAR at www.sedar.com.

Warrant Indenture

On July 25, 2013, the Corporation entered into a warrant indenture with Computershare Trust Company of Canada providing for the administration of the warrants issued in the private placement of the Corporation that closed on July 25, 2013.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, are the external auditors who prepared the auditors’ report to the Corporation’s shareholders on the financial statements for the fiscal year ended October 31, 2013. Ernst & Young LLP, Chartered Professional Accountants, have advised the Corporation that they are independent in accordance with the Code of Ethics of the Ordre des comptables agréés du Québec and within the meaning of the federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, if any, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management proxy circular dated March 21, 2013, prepared in connection with the Corporation’s annual meeting of shareholders held on April 23, 2013.

Additional information is provided in the Corporation’s audited financial statements and management’s discussion and analysis for the Corporation’s most recently-completed fiscal year, ended October 31, 2013.

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE

1.	General

The Board of Directors of Quest Rare Minerals Ltd. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the Audit Committee of the Board of Directors (the “Audit Committee”).

The Audit Committee will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the oversight of the Corporation’s external auditors. In so doing, the Audit Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.	Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board of Directors. In this regard, the Board of Directors, at its first meeting held after an annual meeting of shareholders, shall appoint the members of the Audit Committee to hold office until the next annual meeting of shareholders. The Board of Directors may at any time appoint additional members of the Audit Committee, remove or replace any member of the Audit Committee, or fill any vacancy on the Audit Committee. Any member of the Audit Committee ceasing to be a director shall cease to be a member of the Audit Committee. The Board of Directors shall fill a vacancy if the membership of the Audit Committee is less than three directors as a result of such vacancy. The Chair of the Audit Committee may be designated by the Board of Directors or, if it does not do so, the members of the Audit Committee may elect a Chair by vote of a majority of the full Audit Committee membership.

A majority of the members of the Audit Committee shall be “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees.

3.	Meetings

The Audit Committee shall meet at least quarterly at such times and locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and the related management’s discussion and analysis and earnings press releases. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting. The Audit Committee may invite such other persons to its meetings as it deems appropriate in order to carry out its duties.

The Audit Committee shall submit the minutes of all meetings to the Board of Directors, and when so requested, shall review the matters discussed at an Audit Committee meeting with the Board of Directors.

A quorum for any meeting shall be two members of the Audit Committee.

The Audit Committee shall have the authority to require the attendance of the Corporation’s officers at meetings of the Audit Committee, as it deems appropriate or necessary.

4.	Committee Charter

The Audit Committee shall review and reassess the adequacy of this charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board of Directors, if necessary.

5.	Duties of the Audit Committee

The Audit Committee shall have the following duties:

(a)	Oversight of Financial Information and Reporting

(i)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, the annual financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(ii)	The Audit Committee shall review, with management and the external auditor, if deemed necessary, and recommend to the Board of Directors for approval, the interim financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(iii)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, any financial statements of the Corporation which have not previously been approved by the Board of Directors and which are to be included in a prospectus or other public disclosure document of the Corporation.

(iv)	The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to above), and periodically assess the adequacy of such procedures.

(b)	Relationship with External Auditors

The Audit Committee shall recommend to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or test services for the Corporation and shall recommend to the Board of Directors the compensation of the external auditor. The external auditor is required to be an auditor registered with the Canadian Public Accountability Board (“CPAB”) that is in compliance with any restrictions or sanctions imposed by the CPAB.

The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c)	Pre-Approval of Non-Audit Services

The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation (or any subsidiary entities) by the Corporation’s external auditor.

(d)	Complaints Procedure

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(e)	Hiring Policies

The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(f)	Reporting

The Audit Committee shall report regularly to the Board of Directors regarding any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

(g)	Risk Oversight

The Audit Committee shall review periodically the Corporation’s processes for identifying the principal risks affecting the Corporation’s business and financial reporting, and shall meet periodically with management of the Corporation in order to review the Corporation’s major risk exposures and the measures taken by management to monitor and control such exposures. The Audit Committee may prepare written risk-management policies and guidelines for the Corporation, for consideration by the Board of Directors.

6.	Authority to Engage Independent Counsel and Advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board of Directors, for: (a) payment of compensation to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report; (b) payment of compensation to any advisors employed by the Audit Committee; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall have the authority, within the scope of its responsibilities, to seek any information it requires from any employee of the Corporation and from external parties.